Exhibit 99.1

2014 Semi-Annual Report

Second Quarter 2014

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

INTRODUCTION	2
SEMI-ANNUAL REPORT ON OPERATIONS	3
OPERATING PERFORMANCE	3
Highlights	3
Operating Performance by Activity	4
Operating Performance by Segment	8
New Product Announcements during the First Six Months of 2014	12
LIQUIDITY AND CAPITAL RESOURCES	17
Statement of Financial Position by Activity	17
Change in Net Industrial Debt	20
Change in Net Debt for Financial Services	20
Statement of Cash Flows by Activity	21
OTHER INFORMATION	23
Group Employees	23
Related Party Transactions	23
Important Events during the First Six Months of 2014	23
Efficiency Program	24
Subsequent Events	24
Risks and Uncertainties	24
2014 IFRS Outlook	24

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2014	25
Consolidated Income Statement	26
Consolidated Statement of Comprehensive Income	27
Consolidated Statement of Financial Position	28
Consolidated Statement of Cash Flows	30
Consolidated Statement of Changes in Equity	31
Notes	32

RESPONSIBILITY STATEMENT	59

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Corporate Office: Cranes Farm Road, Basildon, Essex, SS14 3AD, United Kingdom

Share Capital: €18,278,061.42 (as of June 30, 2014)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS AND AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

John Elkann (2) (3)

Mina Gerowin (2)

Maria Patrizia Grieco (3)

Léo W. Houle (3)

Peter Kalantzis (1) (3)

John Lanaway (1)

Guido Tabellini (1)

Jacqueline A. Tammenoms Bakker (2)

Jacques Theurillat (1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

Disclaimer

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2013, prepared in accordance with IFRS and in its annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements.

The Company’s outlook is based upon assumptions which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

INTRODUCTION

CNH Industrial N.V. (“the Company”) is the company formed by the business combination transaction completed on September 29, 2013 (the “Merger” or the “Transaction”) between Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. The Company is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom.

This Semi-Annual Report relates to the Company and its consolidated subsidiaries (“CNH Industrial” or “CNH Industrial Group” or the “Group”) after the Transaction. Because the Merger represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations. As such, financial information for the second quarter and first half of 2013, included for comparative purposes, are stated at the carrying amounts reported in the consolidated financial statements of Fiat Industrial S.p.A. prior to the Merger. The Merger had no impact on the consolidated activities of the former Fiat Industrial S.p.A. and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. The main accounting effect of the Transaction has been the attribution to owners of the parent company of the previous non-controlling interests in CNH Global N.V. since the closing date.

Beginning with the filing with the SEC of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use the U.S. dollar as the reporting currency. Prior period results, prepared in euro, have been consistently recast. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Semi-Annual Condensed Consolidated Financial Statements. In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The Group’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Prior period results have been consistently recast. Additional information on the adoption of the U.S. dollar as the reporting currency and on the change in the reportable segments is presented in the Notes to the Semi-Annual Condensed Consolidated Financial Statements, section “Significant accounting policies”.

This Semi-Annual Report is unaudited.

Non-GAAP financial information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Group operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Trading Profit: is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is computed starting from Net revenues less Cost of sales, Selling, general and administrative costs, Research and development costs, and other operating income and expenses.

•	Operating Profit: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction    2

SEMI-ANNUAL REPORT ON OPERATIONS

OPERATING PERFORMANCE

HIGHLIGHTS

1st Half			2nd Quarter
2014	2013(1)	($ million)	2014	2013(1)
16,652	16,580	Net revenues	9,008	8,922
1,311	1,366	Trading profit/(loss)	801	828
1,236	1,290	Operating profit/(loss)	756	803
898	1,057	Profit/(loss) before taxes	607	693
549	655	Profit/(loss) for the period	403	429
544	538	Profit/(loss) for the period attributable to owners of the parent	399	356

		(per share data in $)
0.40	0.44	Basic earnings per common share	0.29	0.29
0.40	0.44	Diluted earnings per common share	0.29	0.29

($ million)	At June 30, 2014	At December 31, 2013(1)
Total assets	58,139	56,462
Net (debt)/cash	(26,052)	(23,290)
- of which: Net industrial (debt)/cash	(3,804)	(2,195)
Total equity	7,905	7,662
Equity attributable to owners of the parent	7,846	7,591

No. of employees at period end	70,687	71,192

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.

CNH Industrial Group    Operating Performance    3

OPERATING PERFORMANCE BY ACTIVITY

Basis of analysis

The following table provides the consolidated statements of income and a breakdown of Group results between Industrial Activities and Financial Services.

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core activities of each Group company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that provide centralized treasury services (i.e., raising funding in the market and financing Group companies). The activities of the treasury companies do not include the offer of financing to third parties.

Certain financial information in this report has been presented by geographic area: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

•	EMEA: 28 member countries of the European Union, member countries of the European Free Trade Association (EFTA), Ukraine, Balkans, African continent and the Middle East (excluding Turkey).

•	NAFTA: United States, Canada and Mexico.

•	LATAM: Central and South America and the Caribbean Islands.

•	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Operating Performance by Activity for the Second Quarter of 2014

	2nd Quarter 2014			2nd Quarter 2013(1)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	9,008	8,618	528	8,922	8,581	474
Cost of sales	7,249	7,067	320	7,126	6,981	278
Selling, general and administrative costs	719	662	57	750	694	56
Research and development costs	220	220	—	197	197	—
Other income/(expense)	(19)	(14)	(5)	(21)	(25)	4
TRADING PROFIT/(LOSS)	801	655	146	828	684	144
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	35	35	—	9	9	—
Other unusual income/(expense)	(10)	(10)	—	(16)	(16)	—
OPERATING PROFIT/(LOSS)	756	610	146	803	659	144
Financial income/(expense)	(179)	(179)	—	(153)	(153)	—
Result from investments (*)	30	26	4	43	39	4
PROFIT/(LOSS) BEFORE TAXES	607	457	150	693	545	148
Income taxes	204	155	49	264	210	54
PROFIT/(LOSS) FOR THE PERIOD	403	302	101	429	335	94
Result from intersegment investments	—	101	1	—	94	—
PROFIT/(LOSS) FOR THE PERIOD	403	403	102	429	429	94

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.
(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

CNH Industrial Group    Operating Performance    4

Net revenues

Group revenues totaled $9,008 million for the second quarter of 2014, an increase of 1.0% from the same quarter of 2013. Net revenues of Industrial Activities were $8,618 million, marginally up on Q2 2013, with increase in Powertrain offsetting decline in Agricultural Equipment, and slight decrease in Construction Equipment. Revenues from Agricultural Equipment were down 2.3% to $4,436 million driven by lower volumes, primarily in LATAM and NAFTA, as well as less favorable product mix, partially offset by net pricing. Revenues from Construction Equipment were down 0.9% to $931 million as increased demand in NAFTA was offset by a decrease in market volumes in LATAM and APAC. Commercial Vehicles revenues were flat at $2,756 million as higher deliveries for trucks in EMEA and better mix in APAC were offset by a significant decline in LATAM and a decrease in deliveries for bus business. Powertrain revenues increased 13.5% to $1,252 million primarily driven by higher volumes. Net revenues of Financial Services totaled $528 million, up 11.4% compared to Q2 2013 primarily driven by the increase in the average value of the portfolio.

Trading profit/(loss)

Group trading profit was $801 million for the second quarter, down $27 million or -3.3% from Q2 2013. Trading margin for the second quarter decreased 0.4 p.p. to 8.9%. Trading profit of Industrial Activities totaled $655 million for the quarter, compared with $684 million for Q2 2013. Trading profit improvements in Construction Equipment, Powertrain and Commercial Vehicles in EMEA were offset by the negative effects of poor operating conditions in Commercial Vehicles in LATAM, due to a significant decline in market demand, and by negative volume and mix for Agricultural Equipment, primarily in NAFTA and LATAM.

Agricultural Equipment trading profit was $611 million ($627 million in Q2 2013). Trading margin remained at 13.8%, with negative volume and mix (primarily large horsepower tractors and combines in NAFTA) being offset by pricing and cost control actions to recover Tier 4B related content costs, inflation and adverse foreign exchange movements. Construction Equipment reported a trading profit of $34 million ($12 million in Q2 2013), with a trading margin of 3.7% (1.3% for Q2 2013), as a result of continued price resilience in NAFTA and LATAM and cost containment actions, partially offset by negative volume and mix. Commercial Vehicles closed the second quarter with a trading loss of $39 million compared to a trading profit of $8 million for Q2 2013. Positive volume/mix and pricing in both light and heavy vehicles in EMEA, favorable product mix in APAC, and lower selling, general and administrative expenses as a result of continued cost containment actions were more than offset by losses in LATAM, including negative fixed-cost absorption in manufacturing plants, and by Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products, including incremental amortization of R&D expense. Powertrain closed the second quarter with a trading profit of $65 million, compared to $53 million for Q2 2013, with a trading margin of 5.2% (4.8% for Q2 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies. Trading profit of Financial Services totaled $146 million, up $2 million over the same period in 2013, mainly driven by a higher average portfolio value.

Operating profit/(loss)

The Group closed the quarter with an operating profit of $756 million (or 8.4% of net revenues), compared to $803 million (or 9.0% of net revenues) for Q2 2013. The year-over-year decrease of $47 million reflected $27 million decrease in trading profit and higher net unusual expense ($45 million for the second quarter of 2014 compared to $25 million for Q2 2013). Operating profit of Industrial Activities was $610 million for the quarter. The $49 million decrease over the same period in 2013 ($659 million) reflected a lower trading profit and higher restructuring costs. Operating profit of Financial Services was $146 million, an increase of $2 million over the same period of 2013.

Gains/(losses) on disposal of investments was zero for the second quarter in both 2014 and 2013.

Restructuring costs for the second quarter of 2014 amounted to $35 million, and relate in part to Construction Equipment, as a result of the announced closure of the Group’s Calhoun, Georgia, USA facility, and in part to Commercial Vehicles. In the second quarter of 2013 restructuring costs amounted to $9 million, mainly relating to Commercial Vehicles.

Other unusual expenses amounted to $10 million for the second quarter of 2014, mainly related to costs for the rationalization of strategic suppliers and other minors. In the second quarter of 2013, other unusual expenses amounted to $16 million.

Non-operating items

Net financial expenses totaled $179 million for the quarter compared to $153 million for the same period in 2013. The $26 million increase over Q2 2013, was due to higher average net industrial debt and higher foreign exchange losses, partially offset by more favorable interest rates.

Result from investments was a net gain of $30 million ($43 million for Q2 2013). The decrease was mainly due to lower results from APAC joint ventures.

CNH Industrial Group    Operating Performance    5

Income taxes for the second quarter totaled $204 million ($264 million for Q2 2013), representing an effective tax rate of 33.6% for the quarter. The decrease from the 38.1% Q2 2013 effective tax rate is mainly due to the favorable resolution of tax audits for which specific provisions had been provided in prior periods. The Group’s 2014 effective tax rate is still expected to be in the range of 36% to 40%.

Profit/(loss) for the period

The Group closed the quarter with net profit of $403 million, or $0.29 per share, compared with $429 million, or $0.29 per share for Q2 2013.

Profit attributable to owners of the parent was $399 million, compared with $356 million for Q2 2013.

Operating Performance by Activity for the First Half of 2014

	1st Half 2014			1st Half 2013(1)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	16,652	15,881	1,037	16,580	15,883	965
Cost of sales	13,438	13,066	638	13,323	13,013	578
Selling, general and administrative costs	1,438	1,325	113	1,453	1,346	107
Research and development costs	428	428		398	398
Other income/(expense)	(37)	(27)	(10)	(40)	(39)	(1)
TRADING PROFIT/(LOSS)	1,311	1,035	276	1,366	1,087	279
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	65	65		19	19
Other unusual income/(expense)	(10)	(10)		(57)	(16)	(41)
OPERATING PROFIT/(LOSS)	1,236	960	276	1,290	1,052	238
Financial income/(expense)	(394)	(394)		(302)	(302)
Result from investments (*)	56	48	8	69	62	7
PROFIT/(LOSS) BEFORE TAXES	898	614	284	1,057	812	245
Income taxes	349	251	98	402	310	92
PROFIT/(LOSS) FOR THE PERIOD	549	363	186	655	502	153
Result from intersegment investments	—	186	2	—	153	(2)
PROFIT/(LOSS) FOR THE PERIOD	549	549	188	655	655	151

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.
(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

Group revenues totaled $16,652 million for the first half of 2014, an increase of 0.4% over the same period of 2013. Net revenues of Industrial Activities were $15,881 million, in line with H1 2013. Revenues increased in Construction Equipment and Powertrain, offsetting reduced revenues for Agricultural Equipment and Commercial Vehicles. Revenues from Agricultural Equipment were down 4.0% to $8,142 million mainly due to weaker markets in LATAM, partially offset by favorable net pricing in most regions. Revenues from Construction Equipment were up 0.7% to $1,705 million, as increased demand in NAFTA was partially offset by decreased volumes in LATAM. Commercial Vehicles revenues decreased 0.3% to $5,110 million as increases in EMEA and APAC for heavy vehicles were offset by a sharp decline in LATAM due to overall weak economic conditions. Powertrain revenues increased 18.1% to $2,457 million driven by higher volumes. Net revenues of Financial Services totaled $1,037 million, up 7.5% compared to H1 2013 primarily driven by the increase in the average value of the portfolio.

Trading profit/(loss)

Group trading profit was $1,311 million for the first half, down $55 million or -4.0% from H1 2013. Trading margin for the first half decreased 0.3 p.p. to 7.9%. Trading profit of Industrial Activities totaled $1,035 million for the first half, compared with $1,087 million for H1 2013. Trading profit increases in Construction Equipment and Powertrain, were more than offset by the negative effects of challenging operating conditions in LATAM affecting Commercial Vehicles mainly due to a significant decline in demand and unfavorable volume and mix for Agricultural Equipment.

CNH Industrial Group    Operating Performance    6

Agricultural Equipment trading profit totaled $1,053 million (trading margin: 12.9%), down $20 million over the $1,073 million trading profit for H1 2013 (trading margin: 12.6%): unfavorable volume and mix were partially offset by net pricing and cost control actions. Construction Equipment reported a trading profit of $35 million (trading margin: 2.1%), up $51 million over the $16 million trading loss for H1 2013, due mainly to favorable pricing in NAFTA and LATAM and cost containment actions. Commercial Vehicles closed the first half with a trading loss of $113 million, compared with a loss of $15 million for H1 2013. The decrease is attributable to a sharp decline in deliveries in LATAM, as well as by Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products, including incremental amortization of R&D expense, partially offset by positive volume/mix and pricing in both light and heavy vehicles in EMEA, favorable product mix in APAC and lower selling, general and administrative expenses as a result of continued cost containment actions. Powertrain closed the first half with trading profit of $95 million, up $27 million over the same period in 2013, with a trading margin of 3.9% (trading margin: 3.3% for H1 2013) mainly due to the increase in volumes and related industrial efficiencies. Trading profit of Financial Services totaled $276 million, down $3 million over the same period in 2013, mainly driven by a higher average portfolio value more than offset by SG&A increases associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Operating profit/(loss)

The Group closed the first half with an operating profit of $1,236 million (or 7.4% of net revenues), compared with $1,290 million (or 7.8% of net revenues) for H1 2013; the year-over-year decrease of $54 million reflected the $55 million decrease in trading profit, while higher restructuring costs for $46 million were offset by lower net other unusual expenses for $47 million. Operating profit of Industrial Activities was $960 million for the first half. The $92 million decrease over the $1,052 million in H1 2013 reflected a lower trading profit and higher restructuring costs. Operating profit of Financial Services was $276 million, an increase of $38 million over the same period of 2013 which was affected by Other unusual expenses reflecting expenses related to the dissolution of the Financial Services joint venture with Barclays.

Gains/(losses) on disposal of investments was zero for the first half in both 2014 and 2013.

Restructuring costs for the first half of 2014 amounted to $65 million, and relate in part to Construction Equipment, as a result of the re-positioning of the Case and New Holland brand offerings and the consequent alignment of their dealer networks, and the announced closure of the Group’s Calhoun, Georgia, USA facility, and in part to Commercial Vehicles (restructuring costs of $19 million in the first half of 2013, mainly relating to Commercial Vehicles).

Other unusual expenses were $10 million for the first half of 2014 compared to $57 million for the first half of 2013, which mainly included expenses of $41 million related to the dissolution of the previous joint venture with Barclays and its consolidation into the Group’s Financial Services business.

Non-operating items

Net financial expenses totaled $394 million for the first half of 2014 ($302 million for the same period in 2013) and included a pre-tax charge of $63 million due to the re-measurement of Venezuelan assets denominated in Bolivares following the changes in Venezuela’s exchange rate mechanism: excluding this exceptional charge, net financial expenses totaled $331 million, an increase of $29 million over H1 2013 deriving from higher average net industrial debt partially offset by more favorable interest rates.

Result from investments declined by $13 million to $56 million, due to reduced results from APAC joint ventures.

Income taxes for the first half totaled $349 million ($402 million for H1 2013), representing an effective tax rate of 38.9% for the period compared to an effective tax rate of 38.0% for H1 2013. The Group’s 2014 effective tax rate is still expected to be in the range of 36% to 40%.

Profit/(loss) for the period

The Group closed the first half with net profit of $549 million, or $0.40 per share, compared with $655 million, or $0.44 per share for H1 2013.

Profit attributable to owners of the parent was $544 million, compared with $538 million for H1 2013.

CNH Industrial Group    Operating Performance    7

OPERATING PERFORMANCE BY SEGMENT

The following is a discussion of net revenues and trading profit for each segment.

Revenues by Segment

1st Half				2nd Quarter
2014	2013	% change	($ million)	2014	2013	% change
8,142	8,483	–4.0	Agricultural Equipment	4,436	4,539	–2.3
1,705	1,693	0.7	Construction Equipment	931	939	–0.9
5,110	5,123	–0.3	Commercial Vehicles	2,756	2,760	–0.1
2,457	2,080	18.1	Powertrain	1,252	1,103	13.5
(1,533)	(1,496)	—	Eliminations and Other	(757)	(760)	—

15,881	15,883	–0.0	Total Industrial Activities	8,618	8,581	0.4

1,037	965	7.5	Financial Services	528	474	11.4
(266)	(268)	—	Eliminations	(138)	(133)	—

16,652	16,580	0.4	Total	9,008	8,922	1.0

Trading profit/(loss) by Segment

1st Half				2nd Quarter
2014	2013	change	($ million)	2014	2013	change
1,053	1,073	–20	Agricultural Equipment	611	627	–16
35	(16)	51	Construction Equipment	34	12	22
(113)	(15)	–98	Commercial Vehicles	(39)	8	–47
95	68	27	Powertrain	65	53	12
(35)	(23)	–12	Eliminations and Other	(16)	(16)	—

1,035	1,087	–52	Total Industrial Activities	655	684	–29

276	279	–3	Financial Services	146	144	2
—	—	—	Eliminations	—	—	—

1,311	1,366	–55	Total	801	828	–27

7.9%	8.2%		Trading margin (%)	8.9%	9.3%

Agricultural Equipment

1st Half			2nd Quarter
2014	2013	($ million)	2014	2013
8,142	8,483	Net revenues	4,436	4,539
–4.0		% change	–2.3
1,053	1,073	Trading profit/(loss)	611	627
–20		Change	–16
12.9	12.6	Trading margin (%)	13.8	13.8

Net revenues for Agricultural Equipment were $4,436 million for the quarter, down 2.3% from Q2 2013, driven by lower volumes, primarily in LATAM and NAFTA, as well as less favorable product mix, partially offset by net pricing. The geographic distribution of net revenues for the period was 43% NAFTA, 37% EMEA, 10% LATAM and 10% APAC.

Worldwide agricultural equipment industry unit sales were down during the second quarter of 2014, with global demand for tractors and combines down approximately 12%. In NAFTA, tractor demand was up 1%, with the under 40 hp segment up 4% and the over 40 hp segment down 2%, while combines were down 20%. In EMEA, tractor and combine markets were down 7% and 9%, respectively. LATAM tractor and combine markets decreased 12% and 30%, respectively. In APAC, demand decreased 16% for tractors and was flat for combines.

CNH Industrial Group    Operating Performance    8

Market share performance was mainly flat for tractors, except for LATAM where there was a slight decrease. Combines market share decreased in all markets except for NAFTA, where it was flat.

Production of Agricultural Equipment was 6% above retail sales for the quarter, to support normal seasonality and in anticipation of the facilities’ summer shutdown schedules. The Group expects to under-produce retail demand in the second half of the year.

Agricultural Equipment trading profit was $611 million for the quarter ($627 million in Q2 2013). Trading margin remained at 13.8%, with negative volume and mix (primarily large horsepower tractors and combines in NAFTA) being offset by pricing and cost control actions to recover Tier 4B related content costs, inflation and adverse foreign exchange movements.

Agricultural Equipment had net revenues of $8,142 million for the first half, down 4.0% over H1 2013, mainly due to weaker markets mainly in LATAM for tractors and combines partially offset by favorable net pricing in most regions. The geographic distribution of net sales for the period was 45% NAFTA, 34% EMEA, 11% LATAM and 10% APAC markets.

Worldwide agricultural equipment industry unit sales were down during the first half of 2014, with global demand for tractors and combines down 6% and 11% respectively. NAFTA tractor sales were up 2%, with the under 40 hp segment up 6% and the over 40 hp segment down 1%. Combine sales in NAFTA were down 15%. LATAM tractor and combine sales decreased 18% and 25%, respectively. EMEA tractor and combine markets were down 5% and 4% respectively. APAC markets decreased 7% for tractors and 4% for combines.

Worldwide Agricultural Equipment market share performance was flat for tractors and down for combines, primarily due to decreases in all regions.

Agricultural Equipment trading profit totaled $1,053 million (trading margin: 12.9%), down $20 million over the $1,073 million trading profit for H1 2013 (trading margin: 12.6%), with under-absorption, due to decreased volumes, and negative mix partially offset by pricing and cost control actions.

Construction Equipment

1st Half			2nd Quarter
2014	2013	($ million)	2014	2013
1,705	1,693	Net revenues	931	939
0.7		% change	–0.9
35	(16)	Trading profit/(loss)	34	12
51		Change	22
2.1	–0.9	Trading margin (%)	3.7	1.3

Net revenues for Construction Equipment were $931 million for the quarter, down 0.9%, as higher demand in NAFTA was offset by a decrease in market volumes in LATAM and APAC. The geographic distribution of net revenues for the period was 43% NAFTA, 19% EMEA, 29% LATAM and 9% APAC.

Heavy and light equipment industry sales were down 10% and 2%, respectively, in the second quarter of 2014 compared to the prior year. Decreased industry volumes in LATAM and APAC were partially offset by growth in NAFTA and EMEA.

Worldwide Construction Equipment market share performance was flat overall.

Production levels were 12% above retail sales, as the industry in NAFTA and EMEA began to recover.

Construction Equipment reported trading profit of $34 million compared to $12 million for Q2 2013, with a trading margin of 3.7% (1.3% for Q2 2013), as a result of continued price resilience in NAFTA and LATAM and cost containment actions, partially offset by negative volume and mix.

Construction Equipment had net revenues of $1,705 million for the first half, up 0.7% over H1 2013, as heavy equipment demand in NAFTA was partially offset by decreased volumes in LATAM. The geographic distribution of net sales for the period was 41% NAFTA, 19% EMEA, 30% LATAM and 10% APAC markets.

For the first half, worldwide heavy construction equipment industry volumes were down 1% while light construction equipment industry volumes were up 3%. Construction equipment industry volumes declines in LATAM and APAC and were partially offset by volume increases in NAFTA and EMEA.

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Worldwide Construction Equipment market share was flat overall, with increases in LATAM being offset by decreases in the light construction equipment markets in APAC, EMEA and NAFTA.

In H1 2014, Construction Equipment trading profit totaled $35 million (trading margin: 2.1%), up $51 million over the $16 million trading loss for H1 2013, due mainly to favorable pricing in NAFTA and LATAM and cost containment actions.

Commercial Vehicles

1st Half			2nd Quarter
2014	2013	($ million)	2014	2013
5,110	5,123	Net revenues	2,756	2,760
–0.3		% change	–0.1
(113)	(15)	Trading profit/(loss)	(39)	8
–98		Change	–47
–2.2	–0.3	Trading margin (%)	–1.4	0.3

Commercial Vehicles posted second quarter net revenues of $2,756 million, flat with prior year. Increased deliveries in EMEA were partially offset by a significant decrease in LATAM and a decrease in deliveries in the bus business due to the transition to Euro VI applications. APAC net revenues benefited from better mix due to increased heavy vehicle sales. LATAM net revenues significantly decreased due to sharp market declines across the region as a result of overall weak economic conditions and a deterioration in the terms of subsidized financing. Production has been reduced to allow for dealer inventories to be aligned to market demand. The geographic distribution of net revenues for the period was 75% EMEA, 16% LATAM and 9% APAC.

Commercial Vehicles delivered a total of 33,057 vehicles (including buses and specialty vehicles), representing a 3.6% decrease over Q2 2013. Volumes were higher in the light segment (+3.4%), while volumes declined in the heavy (-3.3%) and medium (-25.2%) segments. Commercial Vehicles deliveries increased 10% in EMEA and 2% in APAC, while LATAM was down 44% (Brazil down approximately 34%, Argentina down approximately 57% and Venezuela in a suspending operations as announced in April 2014).

The European truck market (GVW ≥3.5 tons) was up 3.1% over Q2 2013 to approximately 175,500 units. Light vehicles (GVW 3.5-6 tons) increased 7.7%, while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW >16 tons) decreased 14.8% and 1.1%, respectively.

The Group’s second quarter market share in the European truck market (GVW ≥3.5 tons) was estimated at 11.0%, a decline of 0.3 p.p., mainly due to negative market mix and the transition to the new Daily, launched in June. In the light segment the share declined by 0.8 p.p. to 11.0%. In the medium vehicles segment the Company’s market share increased by 3.0 p.p. to 27.9%. Heavy vehicle market share was up 0.5 p.p. to 7.3%.

In LATAM, new truck registrations (GVW ≥3.5 tons), at 45,800 units, were down 22.8% compared with Q2 2013. The largest decrease was registered in Venezuela (-81.7%), while Argentina was down 35.1% and Brazil decreased 12.8%.

The Group’s share of the LATAM market (GVW ≥3.5 tons) was down 1.3 p.p. from Q2 2013 to 9.3%.

In APAC, registrations were down 6.2% and market share decreased 0.1 p.p. compared with Q2 2013.

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately three months of expected retail activity.

Commercial Vehicles closed the second quarter with a trading loss of $39 million compared to a trading profit of $8 million for Q2 2013. Positive volume/mix and pricing in both light and heavy vehicles in EMEA, favorable product mix in APAC, and lower selling, general and administrative expenses as a result of continued cost containment actions were more than offset by losses in LATAM, including negative fixed-cost absorption in manufacturing plants, and by Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products, including incremental amortization of R&D expense.

Commercial Vehicles posted net revenues of $5,110 million for H1 2014, a 0.3% decrease over the same period of 2013, with increases in EMEA and APAC for heavy vehicles were offset by a decrease in LATAM due to sharp market declines.

A total of 60,809 vehicles (including buses and specialty vehicles) were delivered, representing a 1.0% decrease over H1 2013. Volumes were higher in the light vehicle segment (+4.6%), while in the medium segment volumes were down 16.9% and in the heavy segment down 0.1%. Deliveries increased 9.5% in EMEA (+11.5% in Europe) and 11.8% in APAC, but were down 37.7% in LATAM.

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The European truck market (GVW ≥3.5 tons) was up 5.4% over the same period in 2013 to 331,700 units. The light and heavy vehicles grew by 7.8% and 5.2% respectively, while medium vehicles were down 11.1%.

The Group’s share of the European market (GVW ≥3.5 tons) was estimated at 11.1%, down 0.2 p.p. over H1 2013. Market share for light vehicle segment declined 0.8 p.p. to 10.8% due to the unfavorable market mix and the transition to the new Daily, launched in June. In the medium vehicles segment the market share rose 3.5 p.p. to 29.7%, and in the heavy vehicles segment increased 0.7 p.p. to 7.7%.

In LATAM, demand for trucks (GVW ≥3.5 tons) was down 17.7% over H1 2013 to 89,400 units, with a decrease in all market segments: light vehicles market decreased by 20.3%, and medium and heavy vehicles by 28.7% and 17.7%, respectively.

Thanks to the good performances realized in Q1 2014, the Group achieved an H1 LATAM market share of 10.6%, up 0.2 p.p.

In APAC, demand for trucks is estimated to be down 5%, while the Group’s share of market increased 0.1 p.p.

Commercial Vehicles closed the first half with a trading loss of $113 million, compared with a loss of $15 million for H1 2013. The decrease is attributable to negative performances in LATAM as well as by Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products, partially offset by positive volume/mix and pricing in both light and heavy vehicles in EMEA, favorable product mix in APAC, and lower selling, general and administrative expenses as a result of continued cost containment actions.

Powertrain

1st Half			2nd Quarter
2014	2013	($ million)	2014	2013
2,457	2,080	Net revenues	1,252	1,103
18.1		% change	13.5
95	68	Trading profit/(loss)	65	53
27		Change	12
3.9	3.3	Trading margin (%)	5.2	4.8

Powertrain reported second quarter net revenues of $1,252 million, an increase of 13.5% over Q2 2013 primarily attributable to higher volumes. Sales to external customers accounted for 41% of total net revenues (33% in the same period in 2013).

During the quarter, Powertrain sold a total of 160,418 engines, an increase of 18% year-over-year. By major customer, 25% of engines were supplied to Agricultural Equipment, 24% to Commercial Vehicles, 5% to Construction Equipment and the remaining 46% to external customers (units sold to third parties up 35% over Q2 2013). Additionally, Powertrain delivered 18,298 transmissions and 44,138 axles, an increase of 3% and 6%, respectively, compared to the same period in 2013.

Powertrain closed the second quarter with a trading profit of $65 million, up $12 million from the same period in 2013, with a trading margin of 5.2% (4.8% for Q2 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Powertrain reported H1 2014 net revenues of $ 2,457 million, an 18.1% increase over the first half of 2013 mainly driven by an increase in volumes. Sales to external customers accounted for 39% of total net revenues (32% for H1 2013).

During the first six months, Powertrain sold a total of 317,788 engines, an increase of 22.8% year-over-year. By major customer, 26% of engines were supplied to Agricultural Equipment, 25% to Commercial Vehicles, 4% to Construction Equipment and the remaining 45% to external customers. Additionally, Powertrain delivered 35,574 transmissions and 84,274 axles, both with an increase of 6% over the same period in 2013.

Powertrain closed the first half with a trading profit of $95 million, up $27 million over the same period in 2013, with a trading margin of 3.9% (trading margin: 3.3% for H1 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies.

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Financial Services

1st Half			2nd Quarter
2014	2013	($ million)	2014	2013
1,037	965	Net revenues	528	474
7.5		% change	11.4
276	279	Trading profit/(loss)	146	144
–3		Change	2
26.6	28.9	Trading margin (%)	27.7	30.4

Financial Services reported second quarter net revenues of $528 million, an increase of 11.4% compared to Q2 2013, primarily driven by the increase in the average value of the portfolio.

Financial Services reported a trading profit of $146 million, up $2 million over the same period in 2013, mainly due to higher average portfolio value.

Retail loan originations in the quarter were $2.7 billion, flat compared to Q2 2013. The managed portfolio (including joint ventures) of $29.1 billion (of which retail was 65% and wholesale 35%) was up $1.4 billion compared to March 31, 2014 (of which retail was up $0.4 billion and wholesale was up $1.0 billion).

For the first half, Financial Services reported net revenues of $1,037 million, an increase of 7.5% compared to H1 2013, primarily driven by the increase in the average value of the portfolio.

Financial Services reported first half trading profit of $276 million, down $3 million from the same period in 2013, mainly due to higher average portfolio value more than offset by and SG&A increases associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Retail loan originations were $5.0 billion, relatively flat compared to H1 2013. The managed portfolio (including joint ventures) of $29.1 billion was up $2.5 billion compared to December 31, 2013 (of which retail was up $1.2 billion and wholesale was up $1.3 billion).

NEW PRODUCT ANNOUNCEMENTS DURING THE FIRST SIX MONTHS OF 2014

Agricultural Equipment

Case IH

Case IH previewed a new product category in the UK at the LAMMA trade show in January with the introduction of the Case IH Farmlift range of telescopic loaders. Combining compact dimensions, powerful engines and hydraulics with multi-functional capabilities, the six brand new Farmlift models range from the agile Farmlift 525, designed especially for use in low buildings and livestock housing, to the powerful Farmlift 935, which handles high and heavy lifting work with ease. The Farmlift range also appeared at last year’s Agritechnica trade show in Hanover, Germany.

In the UK, Case IH expanded and upgraded its Farmall C tractor range to include six new four-cylinder models from 58-107 hp. All feature new 3.4-liter, four-cylinder, common rail diesel engines which are both turbocharged and intercooled.

Case IH celebrated the production of its 150,000th Magnum tractor in Racine, Wisconsin, USA in April.

Building on a field-proven Case IH tillage legacy, in North America the brand launched the new True-Tandem™ 345 seed bed disk harrow which delivers key advances to improve field finish, durability and machine productivity. Unlike competitive offset disk harrows, the Case IH True-Tandem’s symmetrical design offers a long life of straight and easy pulling in the roughest field conditions.

Case IH launched the True-Tandem 335 vertical tillage (VT) unit at the Commodity Classic trade show in San Antonio, Texas, USA. The new product builds on the heritage of the industry-leading True-Tandem 330 Turbo with added features designed to allow the user more operational control, as well as to reduce maintenance.

Four models of Case IH Puma tractors were launched in LATAM at the Coopavel trade show in Brazil. The four mid-range models offer an excellent balance of size and weight for efficient work and versatility in various conditions for heavier applications.

In Australia, Case IH introduced a new generation of hay balers with the release of the RB5 Series round baler. The RB5 Series features superior bale shape and density, offering advanced features with modern best-in-class styling. The RB455 and RB465 produce bales of up to 1.5 and 1.8 meters in diameter respectively, with both models featuring a new dual cylinder hydraulic density system.

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Case IH received three AE50 awards from the American Society of Agricultural and Biological Engineers (ASABE). The awards annually recognize the top 50 most innovative new agricultural products introduced during the past year. Products receiving awards were the Case IH 4412F folding corn head, the Axial-Flow 230 Series Combines Grain Handling System Capacity, and the new Steiger Rowtrac.

At the 50th annual FIMA Agricola fair which took place in Zaragoza, Spain, Case IH received a Technical Innovation award for the pivoting grain spout on the Axial-Flow® combine. The unloading system on the Axial-Flow® combines has been specially designed to optimize and facilitate unloading operations.

At Agrotech in Poland, the Farmall U Pro series was awarded the Gold Medal of Kielce Trade Fair in recognition of its application of modern design and ergonomic solutions

The Case IH Axial-Flow 9230 received a Silver Award at the International Machinery Manufacturer’s Awards (IMMA) at the UK’s Cereals Event held during June in Lincolnshire. The judges commended the Axial Flow’s innovative pivoting auger spout and folding unloading auger with the 9230 being the only combine to be recognized in the competition.

New Holland Agriculture

Launched for the first time in Europe at the Cereals trade show in the UK, New Holland’s popular T4 tractor range has been enhanced with the additional 24x24 Dual Command transmission with Creeper option, the SuperSteer™ front axle technology and improved operator comfort. Also introduced at the show was the upgraded T4 PowerStar™ series tractor, the first in Europe to feature particulate matter catalyst technology for Tier 4B compliance and equipped with the common rail system for up to 13% fuel savings and enhanced operating productivity and efficiency.

The Group’s Basildon UK plant is celebrating half a century of continuous tractor manufacturing. This important milestone has been commemorated with the production of Golden Jubilee limited editions of the T7.270 Auto Command™ and T6.160 Auto Command™ tractors.

In NAFTA, New Holland introduced the Boomer™ Series compact tractors compliant with Tier 4B emissions standards and the upgraded T4.75 PowerStar™ tractor series, the first in North America to feature PM Catalyst (Particulate Matter Catalyst) technology which meets Tier 4B emissions standards. It also benefits from common rail diesel engine technology for lower fuel consumption and improved operating productivity and efficiency.

In NAFTA, New Holland Agriculture partnered with the Agricultural Technology Innovation Partnership Foundation (ATIP) in the public-private “Resilient Economic Agricultural Practices” partnership to enhance research on sustainable soil health for multiple land uses in agriculture.

In June, at the Canadian Farm Progress trade show, New Holland launched the new CR combine harvester series, the culmination of 40 years of Twin Rotor® technology, featuring up to 15% more productivity, grain crackage as low as 0.2% and the ultimate comfort of the new Harvest Suite™ Ultra cab. The brand also introduced the new Tier 4B Guardian™ front-boom sprayer models, including the SP400F, the highest-capacity sprayer in the industry. In addition to a revolutionary front-boom design, this model features industry-leading horsepower, combined with the available 1,600 US/gallon tank and 120-foot boom options to enhance productivity.

In LATAM, at the Expodireto show, New Holland launched six new models of the T7 tractor series, available with mechanical and semi powershift transmissions; the T7.205 and the TL 75 tractors were named the “Tractor of the Year” in their categories.

In Australia and New Zealand, New Holland launched the all-new T5 Electro Command tractor, Roll-Belt™ variable chamber round baler and new DiscBine mower conditioners for large livestock operations, cooperatives, straw, hay and forage contractors. The new T5 Electro Command tractor features a 4 speed powershift transmission and provides maximum versatility to the livestock and dairy customer.

New Holland launched a new TT4 economy utility tractor range in the Australian market. The TT4 will replace the original Series TT which revolutionized the economy tractor market when it was released in the Australian market in 2005. The new range of tractors comprises three models: the TT4.55, TT4.65 and TT4.75, producing engine power from 55 to 75 hp.

The American Society for Agricultural and Biological Engineers (ASABE) awarded six prestigious AE50 awards to the ECOBlue™ HI-eSCR technology, the Roll-Belt™ 560 round baler, the Discbine® center-pivot disc mower-conditioners, the Speedrower® self-propelled windrower, the Opti-Speed™ variable strawwalker speed technology and the SmartTrax™ system with Terraglide™ suspension.

New Holland had a successful start to 2014 with three FIMA Innovation awards at the Zaragoza show in Spain for the Opti-Grape™ technology on the Braud 9000 grapeharvester range, the Opti-Speed™ variable speed strawwalker technology on the CX7000 and CX8000 Elevation combine range and the SmartTrax™ rubber tracks on the TK4000 tractor series.

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Represented by its best-selling BC5000 small square baler, New Holland Agriculture was recently voted as “National Agricultural Machinery Consumer-Satisfying Brand” in 2014 in China. The campaign was organized by Farm Machinery magazine.

***

CNH Industrial and The Climate Corporation, a division of Monsanto Company, announced a licensing agreement for precision planting technology. This non-exclusive agreement provides CNH Industrial and The Climate Corporation the opportunity for factory integration into CNH Industrial agricultural planters of select precision planting technology specifically designed to optimize planting performance, including the Case IH Early Riser® Planters.

The joint venture between CNH Industrial and Koç Holding inaugurated its second manufacturing plant in Turkey, which will produce Case IH and New Holland Agriculture tractors for the local and export markets. The inauguration coincided with the 60th anniversary of TürkTraktör, the country’s leading tractor manufacturer.

Construction Equipment

Case Construction

With one of the largest stands at this June Hillhead exhibition in the UK, Case Construction exhibited an extensive selection of machines that demonstrate innovation and engineering excellence. With 90% of all machines equipped with the latest Tier 4A engines and SCR advanced fuel-saving system technology, the brand continues to lead the way with fuel-efficient and powerful equipment.

Case Construction expanded its industry-leading backhoe loader range in Africa and the Middle East with the new Case 570T. This entry-level backhoe loader stands out from the competition with features such as the fuel-efficient FPT S8000 engine, the S-tyled boom, strong and robust build for enhanced reliability and its heavy-duty front axle. Additionally, the 570T has the largest cab in the segment and a design optimized for serviceability.

In NAFTA, Case Construction Equipment previewed new Tier 4B wheel loaders at ConExpo in March. Each new wheel loader delivers best-in-class horsepower with a 6.7-liter SCR engine that also provides quick throttle response and impressive torque. The new models provide up to a 10% increase in fuel economy over the previous E Series. The brand also previewed the new F Series line of compact wheel loader models, completely redesigned to provide improved maneuverability, versatility and performance and equipped with Tier 4B engines. Additionally at ConExpo, Case previewed the new Tier 4A DV209 and DV210 high frequency asphalt compactor models. They represent the addition of two new models to Case’s high frequency double-drum range, giving road builders more control and versatility to dial compaction performance to match the thickness and required density.

In Brazil, Case Construction participated at the May Agrishow fair in Ribeirão Preto, displaying several machines that have agriculture related capabilities (such as the 621D and 721E wheel loaders) which can be used in sugar cane production applications.

In China, the Case CX220 crawler excavator was named among the Top 50 products by Construction Machinery & Maintenance, the most authoritative equipment magazine in the country.

In India, at its facility in Pithampur, Case launched the 851 EX, the most powerful backhoe loader in India. This model completes the new “EX” Series, entirely developed in India, that comprises three models (the 770 EX, 770 EX Magnum and 851 EX) ranging from 76 to 96 hp.

New Holland Construction

New Holland Construction presented an upgraded skid steer and compact track loader range compliant with Tier 4 standards. All models equipped with Powertrain 90 hp engines comply with Tier 4A emission requirements by using High Pressure Common Rail (HPCR) technology. The new models benefit from increased productivity, improved fuel efficiency, increased up-time through best-in-class serviceability and better operator comfort.

In Europe, New Holland Construction developed a B100C backhoe loader for use in the marble quarry sector. The B100C backhoe loader is equipped with a support arm and chain cutter, mounted in place of the traditional backhoe, offering a new method for cutting blocks of marble. The B100C was fitted with a chain cutter developed by marble cutting specialist Benetti Macchine S.p.A., working in close collaboration with the New Holland Construction engineering division in Lecce.

New Holland Construction updated its skid steer loader range in Africa and the Middle East in April, to offer more engine and hydraulic power due to the 2.2 liter engine displacement, best-in-class breakout forces and increased productivity, while maintaining outstanding cab space and all-round visibility, with the new L213 and L215 models.

New Holland launched the 12D wheel loader in LATAM, focused on the heavy civil construction and rental segments. Six 12D machines are currently available within the test and certification program, and are being used by 12 large contractors in Brazil. In LATAM, New Holland held “Yellow Day” events with crawler excavators, dozers and wheel loaders, offering the possibility to test the equipment and train Brazilian dealers.

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New Holland Construction participated in Agrishow 2014 in Brazil during May, using the show to introduce a new product, the 12D wheel loader, and displaying the evolution of its main product lines dedicated to the sector, such as the D140B dozer.

In Brazil, New Holland Construction was chosen to receive a civil engineering award sponsored by IMEC (Instituto Mineiro de Engenharia Civil) in the category of “Dozers/Excavators” in April.

***

In April CNH Industrial announced a new strategic partnership with Leica Geosystems, a leading global provider of design, measurement and visualization technologies, specializing in machine control solutions for construction equipment. Under this agreement, Leica Geosystems will initially provide CNH Industrial’s Case and New Holland Construction brands with machine control solutions for excavators, dozers and graders for both factory fit and aftermarket applications.

Commercial Vehicles

Trucks

Major events during the first half included the presentation of Iveco’s third generation Daily light vehicle range to dealers and the international press. The fully redesigned Daily continues to offer reliability, efficiency and versatility. It offers reduced fuel consumption compared with its predecessor, together with a significant improvement in operating costs, and best-in-class performance with a wide range of engines, transmissions and axle ratios. The new Daily has been available through dealerships across Europe since early June. At the beginning of June, Iveco previewed in Italy the new Daily 2014 for dealers, key customers and press from APAC markets together with a test drive programme. The vehicle will be available in Turkey from the fourth quarter of 2014, and will be gradually introduced in other APAC markets during 2015.

In EMEA, Iveco followed the introduction of the Euro VI diesel Stralis with HI-eSCR (High Efficiency SCR) technology with the new Euro VI LNG (liquid natural gas) and CNG (compressed natural gas) Stralis Natural Power in markets across Europe. This medium-to-long range vehicle, which has a range of 750 km, is eco-friendly and cost effective to operate.

The period was highly successful for the Iveco Euro VI Stralis Hi-Way truck, which is equipped with the FPT patented HI-eSCR (High Efficiency SCR) after-treatment system. This solution, unique in the industry, requires neither EGR nor an actively regenerating DPF, and has contributed to lowering the range’s Total Cost of Ownership, and, together with aerodynamic optimization, has reduced fuel consumption by a further 2.33% when compared to previous Euro V models, as certified by Germany’s respected TÜV technical certification center.

In LATAM, in March Commercial Vehicles recorded a major milestone with production of the 300,000th vehicle – a Stralis Hi-Way – at the Sete Lagoas plant in Brazil.

In January, Hongyan, a brand of the joint venture SIH (SAIC Iveco Hongyan Commercial Vehicles), received the “Most Satisfying CV Brand 2013 in China” award, which was presented by Commercial Motor World magazine in collaboration with 26 colleges and universities in China.

In APAC, in March Naveco, the Commercial Vehicles JV in China, launched the new wide cab C500 version of the Chaoyue, completing the light truck range, which also includes the narrow cab C100 and the medium cab C300 presented in 2013.

In APAC, in mid-April Iveco officially introduced the third generation Iveco Trakker at the NAMI test area near Moscow, Russia to press, dealers and key clients.

In April, Iveco officially entered the imported heavy duty on-road segment in China, with delivery of the first batch of five Stralis Hi-Way trucks, specially adapted for LNG transport.

On the sponsorship front, Iveco renewed its partnership with MotoGP, the premier motorcycle racing world championship, and Dorna Sports, the championship’s organizer, as official Truck and Commercial Vehicle Supplier. Iveco is also Technical Sponsor of the new Sky Racing Team VR46, which is competing on a KTM in the current Moto3 World Championship. Finally, Iveco demonstrated the performance and reliability of its trucks once again during Dakar 2014, placing second overall with all four vehicles crossing the finish line in Valparaiso, Chile.

In June, Iveco launched the “Check Stop” campaign in Italy in association with the Italian Ministry of Transport. The campaign consists of specially-equipped Iveco hospitality vehicles at several locations in Italy, where drivers will be offered a complimentary check-up on their state of alertness, fatigue, etc. as well as a safety check of their vehicle.

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Bus

In EMEA, CNH Industrial’s bus brands, Heuliez Bus and Iveco Bus, won a significant portion of a major tender from the Paris transit authority, RATP, which awarded the brands three of the four lots constituting a major multi-year tender for some 1,000 standard 12-meter hybrid and natural gas city buses. This is the first time that Heuliez Bus won a major tender from RATP with its GX 337 HYB model. For Iveco Bus, it represented consolidation of its position as the largest bus supplier to RATP due to its leadership in hybrid and natural gas technologies.

In June, both Iveco Bus and Heuliez Bus attended “The European Mobility Exhibition” in Paris. Heuliez Bus displayed the new Euro VI GX 337 and the GX 437 hybrid. Iveco Bus presented the all-new Urbanway BHNS (High Service Level Bus) and the Urbanway 18m Full Hybrid.

In APAC in April, Iveco Bus made its first public appearance in Russia at the 7th edition of World of Buses, the country’s largest annual trade show in the collective passenger transport sector. The brand presented for the first time in Russia the Citelis CNG 12m City Bus, which provides a “clean” solution to urban transport, and also displayed the best-selling Crossway 12m Intercity Bus, and the new FeniksBus Minibus Tourist Version, based on the Iveco Daily chassis.

Specialty Vehicles

Magirus, CNH Industrial’s firefighting vehicle brand, celebrated its 150th anniversary in June. In May, the German Association of Communications Agencies recognized Magirus for its “Serving heroes. Since 1864” campaign.

In LATAM, in June the Company recorded an important milestone with production of the 100th Guarani for the Brazilian Army, just one year after Iveco Defence Vehicle’s factory in Sete Lagoas started operations.

Powertrain

During the first half, Powertrain began production of the Euro VI F1C engine for the new Iveco Daily at the Foggia plant in Italy. Furthermore, the first F1C with ULEV 34 (Ultra-low emission vehicle) homologation went into production at the Foggia powertrain plant. The engine’s first application will be on the RAM Promaster sold by Chrysler in North America.

At the Bourbon-Lancy plant in France production was started on the Euro VI CNG Cursor 8 engine for the Iveco Stralis.

At the SFH (SAIC Fiat Powertrain Hongyan) plant in China, production began on the Tier 4B Cursor 9 for Agricultural Equipment’s CCH (Cash Crop High) tractors.

At Middle East Electricity 2014, held in Dubai in February, Powertrain presented its new range of gensets and G-Drives based on the Cursor series engines, which expand its offer of not emissionized products up to 500 kVA.

At ConExpo, held in Las Vegas in March, Powertrain launched the new R22 engine designed for construction machinery, together with its new range of latest generation engines. Powertrain also presented its new range of HI-eSCR after-treatment systems, which are extremely flexible in terms of installation.

At Samoter 2014 in May, the newly-launched Cursor 16 engine received the “Diesel of the Year 2014” award from Diesel magazine. The engine is designed for the high-powered off-road market and applications will include New Holland and Case IH combines.

At NGVA Europe in June, CNH Industrial displayed the Euro VI natural gas F1C and Cursor 8 engines which went into production earlier in the year.

Powertrain signed an alliance agreement with Cascade Engine Center LLC for distribution of its engines across the western USA and British Columbia, Canada. The deal will strengthen the Company’s distribution capability in the marine sector in North America.

***

Case Construction Equipment, Iveco, New Holland Agriculture and Iveco Bus represented CNH Industrial as an official supporter of the FIA action for road safety campaign. The Company has renewed its role as supplier of the FIA World Touring Car Championship, demonstrating its comprehensive commitment to road safety.

CNH Industrial Group    Operating Performance    16

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on CNH Industrial’s Consolidated Statement of Financial Position and CNH Industrial’s Consolidated Statement of Cash Flows. The breakdown of Consolidated data between Industrial Activities and Financial Services is prepared in accordance with the rules previously described in the section “Operating Performance”, paragraph “Operating Performance by Activity”.

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At June 30, 2014			At December 31, 2013(1)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets:	6,147	5,984	163	6,046	5,893	153
Goodwill	2,515	2,375	140	2,514	2,375	139
Other intangible assets	3,632	3,609	23	3,532	3,518	14
Property, plant and equipment	7,115	7,110	5	6,967	6,962	5
Investments and other financial assets	762	3,282	142	758	3,136	129
Leased assets	1,234	27	1,207	1,059	34	1,025
Defined benefit plan assets	42	41	1	44	43	1
Deferred tax assets	1,788	1,563	225	1,672	1,485	187

Total Non-current assets	17,088	18,007	1,743	16,546	17,553	1,500

Inventory	8,948	8,855	93	7,536	7,440	96
Trade receivables	1,276	1,265	87	1,362	1,338	88
Receivables from financing activities	23,240	5,640	24,761	21,986	5,853	23,655
Current taxes receivable	398	353	45	348	332	16
Other current assets	1,679	1,240	791	1,900	1,284	951
Current financial assets:	115	108	9	261	254	10
Current securities	—	—	—	—	—	—
Other financial assets	115	108	9	261	254	10
Cash and cash equivalents	5,366	3,704	1,662	6,489	4,010	2,479

Total Current assets	41,022	21,165	27,448	39,882	20,511	27,295

Assets held for sale	29	5	24	34	10	24

TOTAL ASSETS	58,139	39,177	29,215	56,462	38,074	28,819

Equity	7,905	7,905	2,665	7,662	7,662	2,508
Provisions:	6,661	6,594	67	6,528	6,460	68
Employee benefits	2,620	2,589	31	2,713	2,679	34
Other provisions	4,041	4,005	36	3,815	3,781	34
Debt:	31,355	12,966	25,550	29,946	12,088	25,380
Asset-backed financing	14,312	88	14,288	14,727	120	14,711
Other debt	17,043	12,878	11,262	15,219	11,968	10,669
Other financial liabilities	178	164	16	94	78	19
Trade payables	7,111	6,998	190	7,369	7,162	273
Current taxes payable	309	207	102	418	393	25
Deferred tax liabilities	343	198	145	302	197	105
Other current liabilities	4,277	4,145	480	4,143	4,034	441
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	50,234	31,272	26,550	48,800	30,412	26,311

TOTAL EQUITY AND LIABILITIES	58,139	39,177	29,215	56,462	38,074	28,819

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.

CNH Industrial Group    Liquidity and Capital Resources    17

At June 30, 2014, total assets amounted to $58,139 million, an increase of $1,677 million over the $56,462 million figure at year-end 2013.

Non-current assets totaled $17,088 million, an increase of $542 million over year-end 2013, primarily attributable to investments for the period (net of amortization/depreciation).

Current assets increased $1,140 million to $41,022 million at June 30, 2014. The increase was primarily due to a $1,412 million increase in inventories and $1,254 million increase in receivables from financing activities, partially offset by the decrease of $1,123 million in cash and cash equivalents.

Receivables from financing activities totaled $23,240 million at June 30, 2014. Net of currency translation differences and write-downs, there was a $1,090 million increase mainly relating to a growth in the wholesale portfolio.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) totaled $2,399 million, a $1,484 million increase for the period.

($ million)		At June 30, 2014	At December 31, 2013	Change
Inventory	(a)	8,757	7,334	1,423
Trade receivables		1,276	1,362	(86)
Trade payables		(7,111)	(7,369)	258
Net Current taxes receivable/(payable) & Other current receivables/(payables)	(b)	(523)	(412)	(111)
Working capital		2,399	915	1,484

(a)	Inventory is reported net of vehicles held for sale by Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement.
(b)	Other current payables, included under Current taxes receivable/(payable) & Other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period.

At June 30, 2014, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse (and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39) totaled $895 million ($1,091 million at December 31, 2013).

Working capital increased $1,456 million over the period on a comparable scope of operations and at constant exchange rates.

In the first half of 2014, CNH Industrial’s debt increased $1,409 million (increase of $1,260 million on a constant currency basis) over $29,946 million at year-end 2013, mainly reflecting an increase of $1,868 million due to the issuance of new bonds, partially offset by a decrease of $415 million in asset-backed financing.

At June 30, 2014, CNH Industrial’s net debt was $26,052 million, an increase of $2,762 million compared with the $23,290 million recorded at the end of 2013. Excluding negative currency translation differences of approximately $73 million, that increase was mainly the result of cash absorption of $1,151 million generated by an increase in the loan portfolios, cash absorption of $340 million by operating activities, as well as capital expenditures during the period of $691 million and dividend distributed of $379 million.

CNH Industrial Group    Liquidity and Capital Resources    18

The following table details CNH Industrial’s net debt at June 30, 2014 and at December 31, 2013, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in CNH Industrial’s Consolidated Statement of Financial Position. Net debt is one of management’s primary measures for analyzing CNH Industrial’s debt and managing its liquidity, because CNH Industrial believes this measure illustrates how much indebtedness would remain if all of CNH Industrial’s available liquid resources were applied to the repayment of debt. In particular, for CNH Industrial, Net industrial debt (i.e., Net debt of Industrial Activities) is the principal indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

	At June 30, 2014			At December 31, 2013
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt:	(31,355)	(12,966)	(25,550)	(29,946)	(12,088)	(25,380)
Asset-backed financing	(14,312)	(88)	(14,288)	(14,727)	(120)	(14,711)
Other debt	(17,043)	(12,878)	(11,262)	(15,219)	(11,968)	(10,669)
Intersegment financial receivables (1)	—	5,514	1,647	—	5,707	1,815
Debt, net of intersegment balances	(31,355)	(7,452)	(23,903)	(29,946)	(6,381)	(23,565)
Other financial assets (2)	115	108	9	261	254	10
Other financial liabilities (2)	(178)	(164)	(16)	(94)	(78)	(19)
Liquidity:
Current securities	—	—	—	—	—	—
Cash and cash equivalents	5,366	3,704	1,662	6,489	4,010	2,479
Net (Debt)/Cash	(26,052)	(3,804)	(22,248)	(23,290)	(2,195)	(21,095)

(1)	As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services companies (included under intersegment financial receivables). Intersegment financial receivables for Financial Services companies, on the other hand, represent loans or advances to industrial companies – for receivables sold to Financial Services companies that do not meet the derecognition requirements of IAS 39 – as well as cash deposited temporarily with the central treasury.
(2)	Other financial liabilities and Other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

At June 30, 2014, liquidity totaled $5,366 million (down $1,123 million over the $6,489 million at year-end 2013). At June 30, 2014, cash and cash equivalents included approximately $751 million ($922 million at December 31, 2013) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing.

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial is using at June 30, 2014 is 10.6 Bs.F. to the U.S. dollar compared with a SICAD I rate of 10.7 Bs.F. to the U.S. dollar at March 31, 2014 and a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. At June 30, 2014, CNH Industrial’s Venezuelan subsidiary had net monetary assets of $83 million at 10.6 Bs.F., including $58 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact CNH Industrial’s condensed consolidated financial statements.

Total available liquidity (including $2,285 million and $2,224 million in undrawn committed facilities at June 30, 2014 and year-end 2013, respectively) decreased $1,062 million to $7,651 million, mainly due to the increase in working capital - partially offset by the income-related cash inflows - the investments of the period, the dividend payments of $379 million, as well as the cash utilized to support portfolio growth for Financial Services activities. These changes were partially offset by the proceeds from the issuance of the following bonds: a €1 billion bond ($1.4 billion equivalent) issued in March 2014, under the Global Medium Term Note Programme, by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., at an annual fixed rate of 2.75% and due March 2019; a $500 million bond issued at the end of June 2014 by CNH Industrial Capital LLC, a wholly-owned subsidiary of CNH Industrial N.V., due July 2019, with a fixed rate coupon of 3.375%.

CNH Industrial carried out term securitizations for a total amount of $3.1 billion in the first half of 2014. In the same period, CNH Industrial also established or renewed wholesale securitized credit facilities for a total commitment amount of $700 million.

CNH Industrial Group    Liquidity and Capital Resources    19

CHANGE IN NET INDUSTRIAL DEBT

($ million)	1st Half 2014	1st Half 2013
Net industrial (debt)/cash at beginning of the period	(2,195)	(2,166)
Profit/(loss) for the period	549	655
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)	554	493
Change in provisions for risks and charges and similar	61	113
Change in working capital	(1,625)	(935)
Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)	(679)	(716)
Change in consolidation scope and other changes	(147)	(8)
Net industrial cash flow	(1,287)	(398)
Capital increases and dividends	(373)	(368)
Currency translation differences	51	(42)
Change in Net industrial debt	(1,609)	(808)
Net industrial (debt)/cash at end of period	(3,804)	(2,974)

During the first half of 2014, Net industrial debt increased $1,609 million to $3,804 million.

Cash generated by operating activities before changes in working capital ($1,164 million) was mainly offset by working capital absorption ($1,625 million) and investments in fixed assets ($679 million).

CHANGE IN NET DEBT FOR FINANCIAL SERVICES

Net debt for Financial Services at June 30, 2014 was $1,153 million higher than year-end 2013. That increase mainly reflects the increase in the lending portfolio ($1,170 million), dividends distributed of $90 million and negative currency translation differences ($124 million), partially offset by cash generated by operating activities ($211 million).

CNH Industrial Group    Liquidity and Capital Resources    20

STATEMENT OF CASH FLOWS BY ACTIVITY

			1st Half 2014			1st Half 2013(1)
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,489	4,010	2,479	6,084	3,890	2,194
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:

	Profit/(loss) for the period		549	549	188	655	655	151
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		557	554	3	495	493	2

	(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		17	(221)	50	18	(161)	28

	Dividends received		60	149	1	56	283	6

	Change in provisions		120	123	(3)	37	22	15

	Change in deferred income taxes		(7)	(15)	8	(64)	(49)	(15)
	Change in items due to buy-back commitments	(a)	16	21	(5)	49	15	34

	Change in operating lease items	(b)	(196)	4	(200)	(76)	3	(79)

	Change in working capital		(1,456)	(1,625)	169	(971)	(935)	(36)

	TOTAL		(340)	(461)	211	199	326	106

C)	CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(691)	(679)	(12)	(717)	(716)	(1)
	Consolidated subsidiaries and other equity investments		(5)	(17)	—	(82)	(82)	—
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		10	10	—	—	—	—
	Net change in receivables from financing activities		(1,151)	19	(1,170)	(1,516)	(15)	(1,501)

	Change in current securities		—	—	—	3	—	3

	Other changes		76	99	(23)	43	128	(85)

	TOTAL		(1,761)	(568)	(1,205)	(2,269)	(685)	(1,584)

D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		1,317	1,085	232	1,241	183	1,058

	Capital Increase		6	6	12	—	—	—

	Dividends paid		(379)	(379)	(90)	(363)	(363)	(233)

	(Purchase)/sale of ownership interests in subsidiaries		—	—	—	(5)	(5)	—

	TOTAL		944	712	154	873	(185)	825

	Translation exchange differences		34	11	23	(103)	(44)	(59)

E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,123)	(306)	(817)	(1,300)	(588)	(712)

F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		5,366	3,704	1,662	4,784	3,302	1,482

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.
(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventory.

CNH Industrial Group    Liquidity and Capital Resource    21

Consolidated

Operating activities absorbed $340 million in cash in the first half of 2014, compared to a generation of $199 million in the first half of 2013, deriving from the following elements:

•	$549 million in net income that CNH Industrial recorded in the first half of 2014;

•	plus $557 million in non-cash charges for depreciation and amortization (net of vehicles sold under buy-back commitments and operating leases);

•	plus $17 million in (gains)/losses on disposal of non-current assets and other non-cash items;

•	plus $60 million in dividends received and changes in provisions of $120 million, minus changes in deferred income taxes of $7 million;

•	plus changes in items due to buy-back commitments of $16 million, minus changes in operating lease items of $196 million, and $1,456 million change in working capital.

Investment activities absorbed $1,761 million in cash in the first half of 2014, compared to $2,269 million in the first half of 2013, due to investments in tangible and intangible assets ($691 million) and to net increase in receivables from financing activities ($1,151 million).

Financing activities generated $944 million in cash in the first half of 2014, compared to a generation of $873 million in the first half of 2013, arising from bond and medium-term debt issuance, net of repayments and of dividend distributed of $379 million.

Industrial Activities

For the first half of 2014, Industrial Activities absorbed cash and cash equivalents totaling $306 million. Specifically:

•	Operating activities absorbed $461 million in cash. Net profit adjusted for amortization and depreciation, gains/losses on disposals and other non-cash items, changes in provisions, deferred taxes, items related to vehicles sold under buy-back commitments or leased out and dividends received generated cash for $1,164 million, largely offset by an increase in working capital of $1,625 million (on a comparable scope of operations and at constant exchange rates).

•	Investment activities absorbed a total of $568 million in cash, primarily related to investments in fixed assets and in subsidiaries and other equity investments ($696 million).

•	Financing activities generated cash of $712 million, essentially due to bond and medium-term debt issuance, net of repayments and of dividends distributed of $379 million.

Financial Services

At June 30, 2014, cash and cash equivalents for Financial Services totaled $1,662 million, down $817 million over December 31, 2013. Changes in cash for Financial Services were attributable to:

•	Operating activities, which generated $211 million in cash, principally from income-related cash inflows.

•	Investment activities (including changes in financial receivables from/debt payable to Industrial Activities), which absorbed $1,205 million in cash, with $1,170 million increase in the loan portfolio and changes in financial receivables/debt payables to Industrial Activities.

•	Financing activities, which generated a total of $154 million mainly due to a bond issuance.

CNH Industrial Group    Liquidity and Capital Resource    22

OTHER INFORMATION

GROUP EMPLOYEES

As of June 30, 2014, CNH Industrial had 70,687 employees, a decrease of 402 from the 71,089 figure at March 31, 2014 and 505 from the 71,192 employees at year-end 2013.

The change over March 31, 2014 was primarily attributable to a decrease of workers in the Commercial Vehicles segment, mainly in LATAM. The change over year-end 2013 is mainly attributable to a decrease of fixed term workers for manufacturing activities in LATAM due to both demand seasonality and volumes. This was partially offset by an increase in the change of scope of operations (about 100 employees) mainly for insourcing of financial services activities in LATAM and purchasing activities in LATAM and APAC. Other minor increases included hiring in the new plant of the joint venture Iveco South Africa Works in Rosslyn (South Africa) and new hiring for various functions in the emerging countries.

RELATED PARTY TRANSACTIONS

Refer to Note 30 “Related party transactions” of the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2014.

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2014

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Commercial Vehicles Segment in Italy, Germany, France, the United Kingdom and other major European markets. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all CNH Industrial Group businesses in major European countries.

In March 2014, CNH Industrial closed its offering of €1 billion in principal amount of 2.75% notes due March 2019. The notes have been issued by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V.

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial is using at June 30, 2014 is 10.6 Bs.F. to the U.S. dollar compared a SICAD I rate of 10.7 Bs.F to the U.S. dollar on March 31, 2014 and a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. As a result, CNH Industrial recorded a pre-tax re-measurement gain of $1 million and a pre-tax re-measurement charge of $63 million for the second quarter and the first half of 2014, respectively.

In April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela effective immediately, due to the continuing currency crisis which caused difficulties for Venezuelan industry in the importation of key components and materials.

At the CNH Industrial N.V. Annual General Meeting (AGM) held on April 16, 2014, shareholders approved the 2013 Annual Report (including the Company’s 2013 financial statements) and the distribution of a dividend of €0.20 per common share. The cash dividend was declared in euro and was paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share). Shareholders also re-elected all of the eleven members of the Board of Directors already in office on the date of the AGM. In addition, shareholders approved the Company’s Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long term incentive program. The EIP allows grants of certain specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial. Finally, shareholders granted the Board of Directors the authority to acquire up to a maximum of 10% of the Company’s issued common shares at the AGM date. Such authorization is an instrument available for the Board of Directors, but places no obligation on the Company to repurchase its own shares.

On April 28, 2014, the Company announced that it intends to enter into a new licensing agreement with Sumitomo (S.H.I.) Construction Machinery Co. Ltd., a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd. Under this new technology license and component supply agreement, CNH Industrial will manufacture Sumitomo designed crawler excavators (models ranging from 13 to 35 tonnes) at designated plants within its manufacturing network. Start of production of the new localized models is planned for mid-2016. This agreement also extends the existing Global Product Supply Agreement between CNH Industrial and Sumitomo (S.H.I.) Construction Machinery for the sourcing of excavators manufactured in Sumitomo plants. Since 1992, Sumitomo has been a supplier to the CNH Industrial global distribution network of excavators ranging from 7 to 80 tonnes. This next step will further strengthen the partnership between the two companies.

CNH Industrial Group    Other Information    23

On May 8, 2014, CNH Industrial held an Investor Day in Auburn Hills, Michigan, USA, during which the Chief Executive Officer of CNH Industrial N.V., Richard Tobin, along with members of the executive management of the Group presented the Group’s 2014-2018 Business Plan to financial analysts and institutional investors.

In June 2014, the Company announced that it will close its assembly plant in Calhoun, Georgia, USA in the third quarter of 2015. The closure is due to the Company’s announced transition to a single excavator partner, and is part of the business footprint optimization program which is a key pillar to achieving the 5-year operating profit target.

In the same month, CNH Industrial Capital LLC, a wholly owned subsidiary of CNH Industrial N.V., completed its private offering of $500 million in aggregate principal amount of 3.375% notes due 2019, issued at an issue price of 99.426%. The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on January 15 and July 15 of each year, beginning on January 15, 2015, and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on July 15, 2019.

EFFICIENCY PROGRAM

The Company has decided to launch a comprehensive efficiency program designed to enhance efficiency and competitiveness of its Industrial Activities.

The program is expected to result in a total cumulative charge of approximately $280 million over the next three years, with a non-cash impact of approximately 20%. The majority of the restructuring charges are expected to impact the statement of operations in 2014 and 2015. Benefits from this program are expected as early as the second half of 2014, with annualized savings of approximately $160 million by the end of 2016.

Restructuring actions in Agricultural Equipment are mainly related to the closure of a joint venture as the business model is no longer viable in the current environment.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the recently announced enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the re-positioning of Case and New Holland brand offerings and the consequent alignment of their dealer networks. The recently announced closure of the assembly plant in Calhoun, Georgia, USA, represents one of those actions.

Commercial Vehicles actions will focus on SG&A expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as on the completion of manufacturing product specialization programs.

SUBSEQUENT EVENTS

No significant events have occurred subsequent to June 30, 2014.

RISKS AND UNCERTAINTIES

The Company believes that the risks and uncertainties identified for the second half of 2014 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed that the Company presented in its Annual Report at December 31, 2013 prepared in accordance with IFRS (as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2013 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on April 25, 2014). Those risks and uncertainties should be read in conjuction with this 2014 Semi-Annual Report.

Additional risks not known to the Company, or currently believed not to be material, could later turn out to have a material impact on Company’s businesses, targets, revenues, income, assets, liquidity or capital resources.

2014 IFRS OUTLOOK

CNH Industrial is confirming its 2014 IFRS guidance, consistent with the 5-year plan financial projections presented at May Investor Day, as follows:

•	Consolidated revenues at approximately $34 billion;

•	Consolidated trading profit between $2.6 billion and $2.7 billion;

•	Net industrial debt between $2.2 billion and $2.1 billion at the end of 2014;

•	Consolidated net income before restructuring between $1.1 billion and $1.2 billion.

CNH Industrial Group    Other Information    24

SEMI-ANNUAL CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS

At June 30, 2014

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    25

CONSOLIDATED INCOME STATEMENT

($ million)	Note	2nd Quarter 2014	2nd Quarter 2013 (*)	1st Half 2014	1st Half 2013 (*)
Net revenues	(1)	9,008	8,922	16,652	16,580
Cost of sales	(2)	7,249	7,126	13,438	13,323
Selling, general and administrative costs	(3)	719	750	1,438	1,453
Research and development costs	(4)	220	197	428	398
Other income/(expenses)	(5)	(19)	(21)	(37)	(40)
TRADING PROFIT/(LOSS)		801	828	1,311	1,366
Gains/(losses) on the disposal of investments	(6)	—	—	—	—
Restructuring costs	(7)	35	9	65	19
Other unusual income/(expenses)	(8)	(10)	(16)	(10)	(57)
OPERATING PROFIT/(LOSS)		756	803	1,236	1,290
Financial income/(expenses)	(9)	(179)	(153)	(394)	(302)
Result from investments:	(10)	30	43	56	69
Share of the profit/(loss) of investees accounted for using the equity method		30	43	56	68
Other income/(expenses) from investments		—	—	—	1
PROFIT/(LOSS) BEFORE TAXES		607	693	898	1,057
Income taxes	(11)	204	264	349	402
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		403	429	549	655
Profit/(loss) from discontinued operations		—	—	—	—
PROFIT/(LOSS) FOR THE PERIOD		403	429	549	655

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		399	356	544	538
Non-controlling interests		4	73	5	117

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.29	0.29	0.40	0.44
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.29	0.29	0.40	0.44

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013
PROFIT/(LOSS) FOR THE PERIOD (A)		403	429	549	655

Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefits plans	(22)	—	—	—	—
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(22)	—	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		—	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	(22)	(110)	116	(171)	82
Gains/(losses) on fair value of available-for-sale financial assets	(22)	—	—	—	—
Gains/(losses) on exchange differences on translating foreign operations	(22)	133	(328)	192	(296)
Share of other comprehensive income of entities consolidated by using the equity method	(22)	2	(23)	(2)	(13)
Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(22)	29	(16)	49	(5)

Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		54	(251)	68	(232)

TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		54	(251)	68	(232)

TOTAL COMPREHENSIVE INCOME (A)+(B)		457	178	617	423

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent		454	125	613	336
Non-controlling interests		3	53	4	87

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At June 30, 2014	At December 31, 2013 (*)
ASSETS
Intangible assets	(13)	6,147	6,046
Property, plant and equipment	(14)	7,115	6,967
Investments and other financial assets:	(15)	762	758
Investments accounted for using the equity method		674	674
Other investments and financial assets		88	84
Leased assets	(16)	1,234	1,059
Defined benefit plan assets		42	44
Deferred tax assets	(11)	1,788	1,672

Total Non-current assets		17,088	16,546

Inventories	(17)	8,948	7,536
Trade receivables	(18)	1,276	1,362
Receivables from financing activities	(18)	23,240	21,986
Current tax receivables	(18)	398	348
Other current assets	(18)	1,679	1,900
Current financial assets:		115	261
Current securities		—	—
Other financial assets	(19)	115	261
Cash and cash equivalents	(20)	5,366	6,489

Total Current assets		41,022	39,882

Assets held for sale	(21)	29	34

TOTAL ASSETS		58,139	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    28

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At June 30, 2014	At December 31, 2013 (*)
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,846	7,591
Non-controlling interests		59	71

Total Equity	(22)	7,905	7,662

Provisions:		6,661	6,528
Employee benefits	(23)	2,620	2,713
Other provisions	(23)	4,041	3,815
Debt:	(24)	31,355	29,946
Asset-backed financing	(24)	14,312	14,727
Other debt	(24)	17,043	15,219
Other financial liabilities	(19)	178	94
Trade payables	(25)	7,111	7,369
Current tax payables		309	418
Deferred tax liabilities	(11)	343	302
Other current liabilities	(26)	4,277	4,143
Liabilities held for sale		—	—

Total Liabilities		50,234	48,800

TOTAL EQUITY AND LIABILITIES		58,139	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    29

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	1st Half 2014	1st Half 2013 (*)

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	6,489	6,084
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:

Profit/(loss) for the period		549	655
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		557	495
(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)		(1)	2

Other non-cash items		18	16

Dividends received		60	56

Change in provisions		120	37

Change in deferred income taxes		(7)	(64)

Change in items due to buy-back commitments(a)		16	49

Change in operating lease items	(b)	(196)	(76)

Change in working capital		(1,456)	(971)

TOTAL		(340)	199

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(691)	(717)
Consolidated subsidiaries and other equity investments		(5)	(82)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		10	—

Net change in receivables from financing activities		(1,151)	(1,516)

Change in current securities		—	3

Other changes		76	43

TOTAL		(1,761)	(2,269)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		1,868	600

Issuance of other medium-term borrowings		1,767	1,153

Repayment of other medium-term borrowings		(1,679)	(1,226)

Net change in other financial payables and other financial assets/liabilities		(639)	714

Capital increase		6	—

Dividends paid		(379)	(363)

(Purchase)/sale of ownership interests in subsidiaries		—	(5)

TOTAL		944	873

Translation exchange differences		34	(103)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,123)	(1,300)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	5,366	4,784

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.
(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventory.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2012 (*)	2,565	581	3,131	(42)	111	—	(247)	8	986	7,093

Changes in equity for the first half of 2013 (*)

Capital increase	—	—	—	—	—	—	—	—	—	—

Dividend distributed	—	—	(361)	—	—	—	—	—	(2)	(363)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(29)	—	—	—	—	1	—	47	19
Increase/(decrease) in the Reserve for share-based payments	—	—	4	—	—	—	—	—	—	4

Total comprehensive income for the period	—	—	538	70	(261)	—	—	(11)	87	423

Other changes	—	—	17	—	—	—	—	—	7	24

AT JUNE 30, 2013 (*)	2,565	552	3,329	28	(150)	—	(246)	(3)	1,125	7,200

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2013 (*)	25	3,114	5,005	55	(379)	—	(207)	(22)	71	7,662

Changes in equity for the first half of 2014

Capital increase	—	6	—	—	—	—	—	—	—	6

Dividends distributed	—	—	(375)	—	—	—	—	—	(4)	(379)
Increase/(decrease) in the Reserve for share-based payments	—	11	—	—	—	—	—	—	—	11

Total comprehensive income for the period	—	—	544	(122)	193	—	—	(2)	4	617

Other changes	—	—	—	—	—	—	—	—	(12)	(12)

AT JUNE 30, 2014	25	3,131	5,174	(67)	(186)	—	(207)	(24)	59	7,905

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    31

NOTES

FOREWORD

CNH Industrial N.V. (“the Company”) is the company formed by the business combination transaction completed on September 29, 2013 (the “Merger” or the “Transaction”) between Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. The Company is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom.

This Semi-Annual Report relates to the Company and its consolidated subsidiaries (“CNH Industrial” or “CNH Industrial Group” or the “Group”) after the Transaction. Because the Merger represents a “business combination involving entities or businesses under common control” it is outside the scope of application of IFRS 3 – Business Combinations. As such, financial information for the second quarter and the first half of 2013, included for comparative purposes, are stated at the carrying amounts reported in the consolidated financial statements of Fiat Industrial S.p.A. prior to the Merger. The main accounting effect of the Transaction has been the attribution to owners of the parent company of the previous non-controlling interests in CNH Global N.V. since the closing date.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use the U.S. dollar as the reporting currency. Prior period results, prepared in euro, have been consistently recast. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in Note 33 “IFRS to U.S. GAAP reconciliation”.

In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). Prior period results have been consistently recast.

For additional information on the adoption of the U.S. dollar as the reporting currency and on the change in the reportable segments refer to the following section, paragraphs “Change in presentation currency” and “Change in reportable segments”.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This Semi-Annual Report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). This Semi-Annual Report has also been prepared in accordance with the IFRS adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

In particular, this Semi-Annual Report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2013, included in the Annual Report prepared under IFRS for European listing purposes and Dutch law requirements (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2013”), other than those discussed in the following paragraph “Accounting standards, amendments and interpretations adopted from January 1, 2014”. This Semi-Annual Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2013.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the CNH Industrial Consolidated Financial Statements at December 31, 2013 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    32

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. At the date of this Semi Annual Report there were no indicators of impairment requiring immediate consideration to be made as to the existence of any impairment losses. Similarly, the recoverability of deferred tax assets is usually assessed annually using figures from budget and plans for subsequent years consistent with those used for impairment testing.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual financial statements.

Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, relating mainly to exchange rates and interest rates. This Semi-Annual Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information reference should be made to the “Risk management” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2013.

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes and is consistent with international practice in the capital goods sector. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit is the measure used by management to assess the trading performance of the Group’s businesses and is therefore, together with Operating Profit, one of the measures of segment profit that the Group presents under IFRS. Trading Profit is also presented on a consolidated basis because management believes it is important to consider the Group’s profitability on a basis consistent with that of its operating segments. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist them in their assessment of the trading performance of the Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other “unusual” income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

•	Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value.

•	Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability.

•	Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

Management excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    33

For the Statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. Financial services companies, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through the Group’s treasury companies (included in industrial companies), which lend funds both to industrial Group companies and to financial services companies as the need arises. This financial service structure within the Group means that any attempt to separate current and non-current liabilities in the Consolidated statement of financial position is not meaningful.

The Statement of cash flows is presented using the indirect method.

Change in presentation currency

This Semi-Annual Report is presented in U.S. dollars, except as otherwise indicated.

In order to improve comparability with its main peers, CNH Industrial changed its presentation currency from euro to U.S. dollars for all financial reporting publications subsequent to its Annual report at December 31, 2013 prepared in accordance with IFRS.

Under IFRS, a change in the presentation currency is a change in accounting policy that, in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates, is accounted for retrospectively as if the new presentation currency had always been the presentation currency.

As a consequence, comparative figures included in this Semi-Annual Report, previously reported in euros, have been recast into U.S. dollars as follows:

•	assets and liabilities denominated in non-U.S. dollar currencies were translated into U.S. dollars at the closing rates of exchange on the relevant balance sheet date, as detailed in Note 31 “Translation of financial statements denominated in a currency other than the U.S. dollar”;

•	income and expenses denominated in non-U.S. dollar currencies were translated at the average rates of exchange for the relevant period, as detailed in Note 31;

•	cumulative hedging and translation reserves had been set to nil at January 1, 2004, the date of transition to IFRS by CNH Industrial, and these reserves have been recast on the basis that CNH Industrial reported in U.S. dollars since that date. Share capital, share premium and the other reserves were translated at the historic rates and subsequent rates on the date of each transaction.

Change in reportable segments

Until December 31, 2013, CNH Industrial presented its consolidated financial statements, prepared in accordance with IFRS, including three reportable segments: (i) Agricultural and Construction Equipment inclusive of its financial services activities, (ii) Trucks and Commercial Vehicles inclusive of its financial services activities, and (iii) Powertrain.

In order to enhance its reporting following the Merger between Fiat Industrial S.p.A. and CNH Global N.V., CNH Industrial has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment; (ii) Construction Equipment, which designs, produces and sells construction equipment; (iii) Commercial Vehicles, which designs, produces and sells trucks, commercial vehicles, buses and special use vehicles; (iv) Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation; and (v) Financial Services, which offers a range of financial services to dealers and customers.

CNH Industrial’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”.

The segment information presented for the period ended June 30, 2014 reflects the five reportable segments above described. Segment information presented for comparative purposes has been recast, as required by IFRS 8 – Operating Segments, to conform to the current year’s presentation. For further information, refer to Note 28 “Segment information”.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    34

Re-measurement of Venezuelan assets

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). The SICAD I exchange rate which CNH Industrial is using at June 30, 2014 is 10.6 Bs.F. to the U.S. dollar compared with a SICAD I rate of 10.7 Bs.F. to the U.S. dollar at March 31, 2014 and a previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar before March 31, 2014. As a result, CNH Industrial recorded a pre-tax re-measurement gain of $1 million and a pre-tax re-measurement charge of $63 million for the second quarter and the first half of 2014, respectively. At June 30, 2014, CNH Industrial’s Venezuelan subsidiary had net monetary assets of $83 million at 10.6 Bs.F., including $58 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact CNH Industrial’s condensed consolidated financial statements.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and CNH Industrial’s limited ability to convert Bs.F. to U.S. dollars. Various restrictions on CNH Industrial’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial’s ability to benefit from its investment in this operation.

Additionally, in April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela, effective immediately, due to the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials.

Accounting standards, amendments and interpretations adopted from January 1, 2014

On December 16, 2011, the IASB issued certain amendments to IAS 32 – Financial Instruments: Presentation, to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. CNH Industrial retrospectively applied these amendments from January 1, 2014. The application of these amendments did not have any significant effect on this Semi-Annual Report.

On May 20, 2013, the IASB issued IFRIC Interpretation 21: Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments other than income taxes. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy and includes guidance illustrating how it should be applied. The interpretation is effective retrospectively for annual periods beginning on or after January 1, 2014. The application of this interpretation had no effect on this Semi-Annual Report.

On May 29, 2013, the IASB issued amendments to IAS 36 – Impairment of Assets, entitled Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36), addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The Group retrospectively applied these amendments from January 1, 2014 excluding periods and comparative periods, in which IFRS 13 – Fair Value Measurement, was not applied. The application of these amendments did not have any effect on this Semi-Annual Report.

On June 27, 2013, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement, entitled Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39), that allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. CNH Industrial retrospectively applied these amendments from January 1, 2014. The application of these amendments did not have any effect on this Semi-Annual Report.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    35

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

On November 21, 2013, the IASB issued an amendment to IAS 19 – Employee Benefits, entitled Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). The amendment applies to contributions from employees or third parties to defined benefit plans, in order to simplify the accounting for contributions that are independent of the number of years of employee service (for example, employee contributions that are calculated according to a fixed percentage of salary). The amendment is effective, retrospectively, from July 1, 2014, with earlier application permitted. At the date of this Semi-Annual Report, the European Union has not yet completed its endorsement process for this amendment.

On December 12, 2013, the IASB issued the Annual Improvements to IFRSs 2010–2012 Cycle and Annual Improvements to IFRSs 2011– 2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share Based Payment, the aggregation of operating segments in IFRS 8 – Operating Segments, the definition of key management personnel in IAS 24 – Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements (as defined in IFRS 11 – Joint Arrangements) and clarifications about the application of certain exceptions in IFRS 13 – Fair Value Measurement. These amendments are effective for annual periods beginning on or after July 1, 2014, with early application permitted. At the date of this Semi-Annual Report, the European Union has not yet completed its endorsement process for these amendments.

On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, adding a new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016, with earlier application permitted. At the date of this Semi-Annual Report, the European Union has not yet completed its endorsement process for these amendments.

On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate and also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. At the date of this Semi-Annual Report, the European Union has not yet completed its endorsement process for these amendments.

On May 28, 2014, the IASB issued the new standard IFRS 15 – Revenue from Contracts with Customers. The standard requires that an entity recognizes revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective on a retrospectively basis for annual periods beginning on or after January 1, 2017. At the date of this Semi-Annual Report, the European Union has not yet completed its endorsement process for this standard. The Group is in the process of assessing the impact of the adoption of this standard on its consolidated financial statements.

On July 24, 2014 the IASB completed and issued the new IFRS 9 – Financial Instruments. The improvement package introduced by the new standard includes a logical model for classification and measurement of financial instruments, a single expected loss impairment model for financial assets and a substantially reformed approach for hedge accounting. Entities should apply this new standard retrospectively from January 1, 2018. Early application is permitted. At the date of this Semi-Annual Report, the European Union has not yet completed its endorsement process for this standard.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the first half of 2014.

OTHER INFORMATION

Other sections of this Semi-Annual Report provide information on important events occurred since the end of the period and business outlook.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    36

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

An analysis of Net revenues (net of intra-Group transactions) by operating segment is as follows:

($ million)	2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013
Industrial Activities:
Agricultural Equipment	4,436	4,539	8,142	8,483
Construction Equipment	931	939	1,705	1,693
Commercial Vehicles	2,740	2,737	5,076	5,039
Powertrain	511	366	958	668

Total Industrial Activities	8,618	8,581	15,881	15,883

Financial Services	390	341	771	697

Total Net revenues	9,008	8,922	16,652	16,580

2.	Cost of sales

Cost of sales comprises the following:

($ million)	2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013
Interest cost and other financial charges from financial services companies	193	160	378	329
Other costs of sales	7,056	6,966	13,060	12,994

Total Cost of sales	7,249	7,126	13,438	13,323

3.	Selling, general and administrative costs

Selling costs were $335 million and $662 million in the second quarter of 2014 and in the first half of 2014, respectively ($341 million and $675 million in the second quarter of 2013 and in the first half of 2013, respectively) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs were $384 million and $776 million in the second quarter of 2014 and in the first half of 2014, respectively ($409 million and $778 million in the second quarter of 2013 and in the first half of 2013, respectively) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4.	Research and development costs

In the second quarter of 2014, research and development costs of $220 million ($197 million in the second quarter of 2013) comprise all research and development costs not recognized as assets amounting to $117 million ($121 million in the second quarter of 2013), and the amortization of capitalized development costs of $103 million ($76 million in the second quarter of 2013). During the period CNH Industrial incurred new expenditure for capitalized development costs of $185 million ($178 million in the second quarter of 2013).

In the first half of 2014, research and development costs of $428 million ($398 million in the first half of 2013) comprise all research and development costs not recognized as assets amounting to $232 million ($247 million in the first half of 2013), and the amortization of capitalized development costs of $196 million ($151 million in first half of 2013). During the period CNH Industrial incurred new expenditure for capitalized development costs of $338 million ($316 million in the first half of 2013).

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    37

5.	Other income/(expenses)

This item amounts to expenses of $19 million and of $37 million in the second quarter of 2014 and in the first half of 2014, respectively (expenses of $21 million and of $40 million in the second quarter of 2013 and in the first half of 2013, respectively) and consists of trading income which is not attributable to the typical sales and services operations of CNH Industrial, net of miscellaneous operating costs not attributable to specific functional areas, such as post-employment benefits for retired former employees, indirect taxes and duties, and accruals to miscellaneous provisions.

6.	Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in the second quarter of 2014 and in the first half of 2014 (zero in the corresponding periods of 2013).

7.	Restructuring costs

Restructuring costs for the second quarter of 2014 amounted to $35 million, relating to Construction Equipment and Commercial Vehicles (restructuring costs of $9 million in the second quarter of 2013, mainly relating to Commercial Vehicles).

In the first half of 2014, the net balance of this item amounts to expenses of $65 million, relating to Construction Equipment and Commercial Vehicles (expenses of $19 million in the first half of 2013, mainly relating to Commercial Vehicles).

8.	Other unusual income/(expenses)

In the second quarter of 2014 and in the first half of 2014 this item amounts to a net loss of $10 million, mainly related to costs for the rationalization of strategic suppliers and other minors. In the second quarter of 2013 this item amounted to a net loss of $16 million and in the first half of 2013 it resulted in a net loss of $57 million, including expenses of $41 million related to the dissolution of the previous joint venture with Barclays and its consolidation into the Group’s Financial Services business.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    38

9.	Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) also takes into account the income from financial services companies included in Net revenues for $259 million and $509 million in the second quarter of 2014 and in the first half of 2014, respectively ($241 million and $487 million in the second quarter of 2013 and in the first half of 2013, respectively) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for $193 million and $378 million in the second quarter of 2014 and in the first half of 2014, respectively ($160 million and $329 million in the second quarter of 2013 and in the first half of 2013, respectively). Reconciliation to the income statement is provided at the foot of each column of the following table.

($ million)	2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013

Financial income:

Interest earned and other financial income	18	12	32	24

Interest income from customers and other financial income of financial services companies	259	241	509	487

Total financial income	277	253	541	511

of which:

Financial income, excluding financial services companies (a)	18	12	32	24

Interest and other financial expenses:

Interest expense and other financial expenses	321	249	625	518

Write-downs of financial assets	30	12	61	32

Interest costs on employee benefits	21	20	41	41

Total interest and other financial expenses	372	281	727	591

Net (income)/expenses from derivative financial instruments and exchange differences	18	44	77	64

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	390	325	804	655

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies (b)	197	165	426	326

Net financial income/(expenses) excluding financial services companies (a) - (b)	(179)	(153)	(394)	(302)

Net financial expenses for the second quarter of 2014 and the first half of 2014, excluding those of the financial services companies, amounted to $179 million and $394 million ($153 million and $302 million in the second quarter of 2013 and in the first half of 2013, respectively) and included in the second quarter of 2014 a pre-tax gain of $1 million and in the first half of 2014 a pre-tax charge of $63 million due to the re-measurement of Venezuelan assets denominated in Bolivares following the changes in Venezuela’s exchange rate mechanism.

10.	Result from investments

The item includes CNH Industrial’s interest in the net income or loss of the companies accounted for using the equity method for an amount equal to an income of $30 million and $56 million in the second quarter of 2014 and in the first half of 2014, respectively ($43 million and $68 million in the second quarter of 2013 and in the first half of 2013, respectively); the item additionally includes the write-downs connected with the impairment loss of financial assets and any reversal, accruals to provisions against investments and dividend income.

The Result from investments in the second quarter of 2014 is a gain amounting to $30 million (a gain of $43 million in the second quarter of 2013) and mainly consists of: entities of Agricultural Equipment totaling $18 million ($29 million in the second quarter of 2013), entities of Commercial Vehicles totaling $8 million ($10 million in the second quarter of 2013), and entities of Financial Services totaling $4 million ($4 million in the second quarter of 2013).

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    39

The Result from investments in the first half of 2014 is a gain amounting to $56 million (a gain of $69 million in the first half of 2013) and mainly consists of: entities of Agricultural Equipment totaling $35 million ($46 million in the first half of 2013), entities of Commercial Vehicles totaling $13 million ($16 million in the first half of 2013), and entities of Financial Services totaling $8 million ($7 million in the first half of 2013).

11.	Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

($ million)	2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013
Current taxes	259	338	394	476
Deferred taxes	(30)	(74)	(21)	(74)
Taxes relating to prior periods	(25)	—	(24)	—

Total Income taxes	204	264	349	402

Income taxes for the second quarter of 2014 totaled $204 million ($264 million for the second quarter of 2013), representing an effective tax rate of 33.6% for the quarter. The decrease from the 38.1% for the second quarter 2013 effective tax rate is mainly due to the favorable resolution of tax audits for which specific provisions had been provided in prior periods.

The effective tax rate for the first half of 2014 was 38.9% compared to an effective tax rate of 38.0% for the first half of 2013. The significant increase of the effective tax rate in the first quarter 2014, due to the exceptional pre-tax charge relating to the re-measurement of Venezuelan assets for which no corresponding tax benefit has been recorded, was offset by the favorable resolution of tax audits recorded during the second quarter.

Net deferred tax assets at June 30, 2014 consist of deferred tax assets, net of deferred tax liabilities that have been offset where permissible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

($ million)	At June 30, 2014	At December 31, 2013
Deferred tax assets	1,788	1,672
Deferred tax liabilities	(343)	(302)

Total	1,445	1,370

12.	Earnings per share

The basic earnings per share for the second quarter of 2014 and the first half of 2014, and for the corresponding periods of 2013, is determined by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

For the second quarter of 2013 and for the first half of 2013, the weighted average number of common shares outstanding during the periods refers to the ordinary shares of the former Fiat Industrial S.p.A. outstanding during those periods.

Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For more detailed information on the composition of share capital, refer to Note 22 “Equity”.

The following table sets out the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings per share for the second quarter of 2014, the first half of 2014 and the corresponding periods of 2013:

		2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013
Profit/(loss) for the period attributable to the owners of the parent	$ million	399	356	544	538
Weighted average number of common shares outstanding during the period – basic	thousand	1,354,189	1,222,560	1,353,332	1,222,560

Basic earnings per common share		$0.29	0.29	0.40	0.44

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    40

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the share-based payment awards issued on Fiat Industrial S.p.A. shares and on CNH Global N.V. shares. The diluted earnings per share for the second quarter and the first half of 2014 has been determined by increasing the weighted average number of common shares outstanding to take into consideration the dilutive share equivalents outstanding during each period, deriving from the CNH Industrial share-based payments awards. Before the Transaction, Fiat Industrial S.p.A. did not have any equity instruments with potential dilutive effect.

The following tables sets out for the second quarter and the first half of 2014 and for the corresponding periods of 2013 the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings per share:

		2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013
Profit/(loss) for the period attributable to the owners of the parent	$ million	399	356	544	538
Weighted average number of common shares outstanding during the period – diluted	thousand	1,360,239	1,222,560	1,359,262	1,222,560

Diluted earnings per common share		$0.29	0.29	0.40	0.44

13.	Intangible assets

($ million)	Net of amortization at December 31, 2013	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at June 30, 2014
Goodwill	2,514	—	—	1	2,515
Development costs	2,862	338	(196)	(9)	2,995
Other	670	22	(52)	(3)	637

Total Intangible assets	6,046	360	(248)	(11)	6,147

Goodwill consists of net goodwill mainly resulting from the purchase of the Case group. Total Goodwill is allocated to each segment as follows: Agricultural Equipment for $1,702 million, Construction Equipment for $596 million, Commercial Vehicles for $71 million, Powertrain for $6 million and Financial Services for $140 million.

14.	Property, plant and equipment

($ million)	Net of depreciation at December 31, 2013	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at June 30, 2014
Property, plant and equipment	4,967	331	(309)	14	23	5,026
Assets sold with a buy-back commitment	2,000	372	(121)	(14)	(148)	2,089

Total Property plant and equipment	6,967	703	(430)	—	(125)	7,115

Additions of $703 million in the first half of 2014 mainly refer to Agricultural Equipment, Construction Equipment and Commercial Vehicles.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    41

15.	Investments and other financial assets

($ million)	At June 30, 2014	At December 31, 2013
Investments	680	681
Non-current financial receivables	81	76
Other securities	1	1

Total Investments and other financial assets	762	758

Changes in Investments are as follows:

($ million)	At December 31, 2013	Revaluations/ (Write- downs)	Acquisitions and capitalizations	Other changes	At June 30, 2014
Investments	681	56	5	(62)	680

At June 30, 2014 the item Investments totals $680 million ($681 million at December 31, 2013) and includes, among others, the following investments: Naveco (Nanjing Iveco Motor Co.) Ltd. $240 million ($237 million at December 31, 2013), Turk Traktor Ve Ziraat Makineleri A.S. $101 million ($126 million at December 31, 2013) and CNH Industrial Capital Europe S.a.S. $115 million ($108 million at December 31, 2013).

Other changes consisting of a net decrease of $62 million mainly due to dividends of $60 million distributed by companies accounted for using the equity method, and to foreign exchange losses of $2 million.

Revaluations and write-downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16.	Leased assets

($ million)	Net of depreciation at December 31, 2013	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at June 30, 2014
Leased assets	1,059	401	(74)	—	(152)	1,234

17.	Inventories

($ million)	At June 30, 2014	At December 31, 2013
Raw materials, supplies and finished goods	8,922	7,509
Gross amount due from customers for contract works	26	27

Total Inventories	8,948	7,536

Inventories at June 30, 2014 include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for a total amount of $191 million ($202 million at December 31, 2013). Excluding these amounts, Inventories rose by $1,423 million during the first half of 2014.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    42

18.	Current receivables and Other current assets

($ million)	At June 30, 2014	At December 31, 2013
Trade receivables	1,276	1,362
Receivables from financing activities	23,240	21,986
Current tax receivables	398	348
Other current assets:
Other current receivables	1,478	1,674
Accrued income and prepaid expenses	201	226

Total other current assets	1,679	1,900

Total Current receivables and Other current assets	26,593	25,596

Other current receivables include amounts due from the tax authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

($ million)	At June 30, 2014	At December 31, 2013
Retail financing	11,335	11,202
Dealer financing	10,533	9,113
Finance leases	1,267	1,535
Other	105	136

Total Receivables from financing activities	23,240	21,986

Receivables from financing activities increased by $1,254 million during the period. Excluding translation exchange gains of $164 million arising mainly from trends in U.S. dollar/Brazilian real and U.S. dollar/Australian dollar rates, partially offset by U.S. dollar/Euro translation effects, this item increased by $1,090 million, mainly as the result of an increase in the wholesale portfolio.

Sales of receivables

CNH Industrial has discounted receivables and bills without recourse having due dates beyond June 30, 2014 amounting to $895 million ($1,091 million at December 31, 2013, with due dates beyond that date), which refer to trade receivables and other receivables for $864 million ($1,043 million at December 31, 2013) and receivables from financing activities for $31 million ($48 million at December 31, 2013).

19.	Other financial assets and Other financial liabilities

These items include, respectively, the positive and negative measurement at fair value of derivative financial instruments at June 30, 2014.

In particular, the overall change in other financial assets (from $261 million at December 31, 2013 to $115 million at June 30, 2014), and in other financial liabilities (from $94 million at December 31, 2013 to $178 million at June 30, 2014), is mainly due to the changes in exchange rates and interest rates over the period.

As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

20.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At June 30, 2014, this item includes approximately $751 million ($922 million at December 31, 2013) of restricted cash whose use is primarily limited to the repayment of the debt relating to securitizations classified as Asset-backed financing.

This item also includes at June 30, 2014, $58 million of cash and cash equivalents held by CNH Industrial’s Venezuelan subsidiary.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    43

21.	Assets held for sale

Assets held for sale at June 30, 2014 and at December 31, 2013 consist of buildings and factories mainly attributable to Financial Services and Agricultural Equipment.

22.	Equity

Total Equity at June 30, 2014 increased by $243 million over December 31, 2013, mainly due to the profit for the period of $549 million, partially offset by the dividends distributed for $379 million.

Share capital

Share capital, fully paid-in, amounts to €18 million (equivalent to $25 million) at June 30, 2014 and consists of 1,353,331,866 common shares and 474,474,276 special voting shares, of which 56,150,052 were acquired by the Company following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares.

For more complete information on the share capital of CNH Industrial N.V., reference should be made to Note 24 of the CNH Industrial Consolidated Financial Statements at December 31, 2013.

Treasury shares

At the Annual General Meeting (the “AGM”) held on April 16, 2014 Shareholders granted the Board of Directors (the “Board”) the authority to acquire up to a maximum of 10% of the Company’s issued common shares at the same date. The authorization is an instrument available to the Board, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM and therefore up to and including October 15, 2015, the Board may acquire the Company’s common shares in accordance with applicable regulations at a price not exceeding 10% of the market price of such common shares on the New York Stock Exchange (NYSE) and/or the Mercato Telematico Azionario (MTA), the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of the selected stock exchange.

At June 30, 2014, CNH Industrial N.V. does not own directly or indirectly treasury common shares. As above discussed with reference to Share capital, the Company owns 56,150,052 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.

Capital reserves

At June 30, 2014 capital reserves amounting to $3,131 million ($3,114 million at December 31, 2013) include the effect of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,174 million at June 30, 2014 ($5,005 million at December 31, 2013) consist mainly of retained earnings and profits attributable to the owners of the parent.

On February 27, 2014, the Board of Directors of CNH Industrial N.V. recommended to the Company’s Shareholders that the Company declare a dividend of €0.20 per common share. The proposal was approved by the Company’s Shareholders at the AGM. The cash dividend was declared in euro and has been paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share).

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    44

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013
Other comprehensive income that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	—	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(89)	142	(126)	91

Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	(21)	(26)	(45)	(9)

Gains/(losses) on cash flow hedging instruments	(110)	116	(171)	82

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—	—	—

Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—

Exchange gains/(losses) on translating foreign operations arising during the period	133	(328)	192	(296)
Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	—	—	—	—

Exchange gains/(losses) on translating foreign operations	133	(328)	192	(296)

Share of Other comprehensive income of entities accounted for using the equity method arising during the period	2	(23)	(2)	(13)
Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	—	—	—	—

Share of Other comprehensive income of entities accounted for using the equity method	2	(23)	(2)	(13)

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	25	(235)	19	(227)

Tax effect of the other components of Other comprehensive income (C)	29	(16)	49	(5)

Total Other comprehensive income, net of tax (A) + (B) + (C)	54	(251)	68	(232)

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    45

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	2nd Quarter 2014			2nd Quarter 2013			1st Half 2014			1st Half 2013
($ million)	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—	—	—	—	—	—	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss	—	—	—	—	—	—	—	—	—	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(110)	29	(81)	116	(16)	100	(171)	49	(122)	82	(5)	77
Gains/(Losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	133	—	133	(328)	—	(328)	192	—	192	(296)	—	(296)
Share of Other comprehensive income of entities accounted for using the equity method	2	—	2	(23)	—	(23)	(2)	—	(2)	(13)	—	(13)

Total Other comprehensive income that may be reclassified subsequently to profit or loss	25	29	54	(235)	(16)	(251)	19	49	68	(227)	(5)	(232)

Total Other comprehensive income	25	29	54	(235)	(16)	(251)	19	49	68	(227)	(5)	(232)

Share-based compensation

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”), effective as of September 29, 2013.

Furthermore, on September 9, 2013 the CNH Industrial N.V. Directors’ Compensation Plan (the “CNH Industrial DCP”) was approved by the Shareholders and adopted by the Board of Directors of CNH Industrial N.V.

Detailed information on these share-based payment awards is included in Note 24 to the CNH Industrial Consolidated Financial Statements at December 31, 2013.

CNH Industrial N.V. Equity Incentive Plan (“EIP”)

At the Annual General Meeting held on April 16, 2014, Shareholders approved the CNH Industrial N.V. Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows.

The EIP allows to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial grants of certain types of equity awards subject to the terms and conditions established by the Compensation Committee.

The EIP authorizes 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial N.V. The termination of the EIP will not affect previously granted awards.

The following paragraphs describe the new grants occurred during the first half of 2014.

Performance Share Units

In June 2014, CNH Industrial issued to its Chief Executive Officer and selected key employees approximately 12 million Performance Share Units (PSUs) with financial performance goals covering a five-year period from January 1, 2014 to December 31, 2018. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of total grant will vest in February 2017, a cumulative two-thirds in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for 2014 to 2016, 2014 to 2017 and 2014 to 2018 are achieved.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    46

The fair value of the award that is contingent upon the achievement of the performance condition is measured using stock prices on respective grant dates adjusted for the present value of future dividends employees will not receive during the vesting period. The weighted average fair value for the PSUs that is based on the performance condition is $9.54 per share.

The fair value of the award that is based on the market condition is calculated using the Monte Carlo Simulation model. The weighted average fair value for the award is $8.29 per share and the key assumptions utilized in the model are listed as follows:

	Key Assumptions for awards issued on:
	June 9, 2014	June 25, 2014
Grant date stock price (in $)	10.88	10.19
Volatility (%)	44.5	44.1
Dividend yield (%)	2.6	2.7
Risk-free rate (%)	1.69	1.68

Restricted Share Units

In June 2014, CNH Industrial also issued to selected employees approximately one million shares of Restricted Share Units (RSUs) with a weighted average fair value of $9.64 per share. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to Mr. Marchionne, the Chairman of CNH Industrial, in June 2014. These shares are service based and will vest in five tranches at the end of each year starting December 31, 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends Mr. Marchionne will not receive during the vesting period.

CNH Industrial recognized total share-based compensation expense of $6 million and $9 million for the second quarter of 2014 and 2013 and $11 million and $23 million for the first half of 2014 and 2013, respectively.

23.	Provisions

($ million)	At June 30, 2014		At December 31, 2013
Employee benefits		2,620		2,713
Other provisions:
Warranty provision	1,123		1,111
Restructuring provision	104		83
Investment provision	7		7
Other risks	2,807		2,614

Total Other provisions		4,041		3,815

Total Provisions		6,661		6,528

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits. Provisions decreased over the first half of 2014 mainly as the result of the payment of components of variable compensation relating to 2013.

Provisions for other risks amount to $2,807 million at June 30, 2014 ($2,614 million at December 31, 2013) and include provisions for contractual, commercial and legal risks.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    47

24.	Debt

($ million)	At June 30, 2014		At December 31, 2013
Asset-backed financing		14,312		14,727
Other debt:
Bonds	9,075		7,329
Borrowings from banks	6,937		7,101
Payables represented by securities	806		541
Other	225		248

Total Other debt		17,043		15,219

Total Debt		31,355		29,946

Debt increased by $1,409 million over the period (increase of $1,260 million excluding exchange translation differences), mainly reflecting an increase of $1,868 million due to issuance of new bonds, partially offset by a decrease of $415 million in asset-backed financing.

During the first half of 2014, the following bonds were issued:

•	in March 2014, in the context of the Global Medium Term Note Programme, CNH Industrial Finance Europe S.A. issued a €1 billion bond (equivalent to $1.4 billion), maturing in 2019 and bearing fixed interest at a rate of 2.75% payable annually;

•	in June 2014, CNH Industrial Capital LLC issued a $500 million bond maturing in 2019 and bearing fixed interest at a rate of 3.375 payable semi-annually.

The principal bond issues outstanding at June 30, 2014 are as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Global Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	1,000	5.25%	March 11, 2015	1,366
CNH Industrial Finance Europe S.A. (1)	EUR	1,200	6.25%	March 9, 2018	1,639
CNH Industrial Finance Europe S.A. (1)	EUR	1,000	2.75%	March 18, 2019	1,366

Total Global Medium Term Notes					4,371

Other bonds:
CNH Industrial Capital LLC	USD	750	3.875%	November 1, 2015	750
CNH Industrial America LLC	USD	254	7.25%	January 15, 2016	254
CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500
CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500
Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

Total Other bonds					4,604

Hedging effect and amortized cost valuation					100

Total Bonds					9,075

(1)	Bond listed on the Irish Stock Exchange.

Further information about bonds is included in Note 27 to the CNH Industrial Consolidated Financial Statements at December 31, 2013.

CNH Industrial intends to repay the issued bonds in cash at due date by utilizing available liquid resources. In addition, CNH Industrial’s companies may from time to time buy back bonds on the market that have been issued, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    48

Available committed credit lines expiring after twelve months amount to approximately $2.3 billion at June 30, 2014 ($2.2 billion at December 31, 2013).

Finally, financial payables secured with mortgages and other liens on assets of CNH Industrial amount to $164 million at June 30, 2014 ($160 million at December 31, 2013); this amount includes balances of $78 million ($74 million at December 31, 2013) due to creditors for assets acquired under finance leases.

25.	Trade payables

Trade payables of $7,111 million at June 30, 2014 decreased by $258 million from the amount at December 31, 2013.

26.	Other current liabilities

At June 30, 2014, Other current liabilities mainly include $1,986 million of amounts payable to customers relating to buy-back agreements ($1,902 million at December 31, 2013) and accrued expenses and deferred income of $596 million ($624 million at December 31, 2013).

27.	Guarantees granted, commitments and contingent liabilities

Guarantees granted

At June 30, 2014 CNH Industrial had outstanding guarantees granted on the debt or commitments of third parties or unconsolidated subsidiaries jointly controlled and associated entities totaling $430 million ($513 million at December 31, 2013). These guarantees mainly consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of some joint ventures by Commercial Vehicles.

Contingent liabilities

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability, product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters, disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results.

When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk provisions have not already been set aside.

CNH Industrial, as successor to Fiat Industrial - Fiat Industrial was formed as a result of the demerger of Fiat S.p.A. in favor of Fiat Industrial S.p.A. (the “Demerger”) - continues to be liable jointly with Fiat S.p.A. (“Fiat”) for liabilities of Fiat that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date. This statutory liability, assumed by CNH Industrial, is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until such liabilities of Fiat, existing as of the Demerger, are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At June 30, 2014, the oustanding liabilities of Fiat, for which CNH Industrial may be held jointly liable as described above in the event that Fiat fails to satisfy such obligations, amount to approximately $5.6 billion, of which $5.3 billion is due to bonds. CNH Industrial evaluated as extremely remote the risk of Fiat’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned joint-liabilities.

Further information concerning the CNH Industrial’s contingent liabilities is presented in the “Contingent liabilities” section of Note 30 to the CNH Industrial Consolidated Financial Statements at December 31, 2013.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    49

28.	Segment information

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

As described in the Foreword, until December 31, 2013, CNH Industrial presented its consolidated financial statements, prepared in accordance with IFRS, including three reportable segments: (i) Agricultural and Construction Equipment inclusive of its financial services activities, (ii) Trucks and Commercial Vehicles inclusive of its financial services activities, and (iii) Powertrain.

In order to enhance its reporting, CNH Industrial has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for comparative periods has been recast to conform to the current year’s presentation.

Segment information presented below is prepared in accordance with the accounting policies previously described in section “Significant Accounting Policies”.

CNH Industrial has the following five operating segments:

•	Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe;

•	Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands;

•	Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peacekeeping missions under the Iveco Defence Vehicles brand;

•	Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

•	Financial Services, which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial’s dealers. In addition, Financial Services provides wholesale financing to CNH Industrial’s dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

CNH Industrial’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM assessed the performance of the operating segments mainly on the basis of Trading profit/(loss), earned by those segments. Trading profit/(loss) is computed starting from Net revenues less Cost of sales, Selling, general and administrative costs, Research and development costs, and Other income/(expenses). Trading profit/(loss) represents Operating profit/(loss) before specific items that are believed to hinder comparison of the trading performance of CNH Industrial’s businesses either year-on-year or with other businesses. Specifically, Trading profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of CNH Industrial’s businesses.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    50

The Income statement by operating segment for the second quarter of 2014 and 2013 is as follows:

	2nd Quarter 2014
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group

Segment revenues	4,436	931	2,756	1,252	(757)	8,618	528	(138)	9,008
Revenues from transactions with other operating segments	—	—	(16)	(741)	757	—	(138)	138	—

Revenues from external customers	4,436	931	2,740	511	—	8,618	390	—	9,008

Trading profit/(loss)	611	34	(39)	65	(16)	655	146	—	801

Unusual income/(expense)	—	(19)	(21)	—	(5)	(45)	—	—	(45)

Operating profit/(loss)	611	15	(60)	65	(21)	610	146	—	756

Financial income/(expense)					(179)	(179)	—	—	(179)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	18	—	8	—	—	26	4	—	30

Other profit/(loss) from investments	—	—	—	—	—	—	—	—	—

Result from investments	18	—	8	—	—	26	4	—	30

Profit/(loss) before taxes						457	150	—	607

Income taxes					155	155	49	—	204
Profit/(loss) from Continuing Operations						302	101	—	403

Result from intersegment investments						101	1	(102)	—
Profit/(loss) from Continuing Operations						403	102	(102)	403

	2nd Quarter 2013
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group

Segment revenues	4,539	939	2,760	1,103	(760)	8,581	474	(133)	8,922
Revenues from transactions with other operating segments	—	—	(23)	(737)	760	—	(133)	133	—

Revenues from external customers	4,539	939	2,737	366	—	8,581	341	—	8,922

Trading profit/(loss)	627	12	8	53	(16)	684	144	—	828

Unusual income/(expense)	5	—	(24)	(3)	(3)	(25)	—	—	(25)

Operating profit/(loss)	632	12	(16)	50	(19)	659	144	—	803

Financial income/(expense)					(153)	(153)	—	—	(153)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	29	—	10	—	—	39	4	—	43

Other profit/(loss) from investments	—	—	—	—	—	—	—	—	—

Result from investments	29	—	10	—	—	39	4	—	43

Profit/(loss) before taxes						545	148	—	693

Income taxes					210	210	54	—	264

Profit/(loss) from Continuing Operations						335	94	—	429

Result from intersegment investments						94	—	(94)	—

Profit/(loss) from Continuing Operations						429	94	(94)	429

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    51

The Income statement by operating segment for the first half of 2014 and 2013 is as follows:

	1st Half 2014
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group

Segment revenues	8,142	1,705	5,110	2,457	(1,533)	15,881	1,037	(266)	16,652
Revenues from transactions with other operating segments	—	—	(34)	(1,499)	1,533	—	(266)	266	—

Revenues from external customers	8,142	1,705	5,076	958	—	15,881	771	—	16,652

Trading profit/(loss)	1,053	35	(113)	95	(35)	1,035	276	—	1,311

Unusual income/(expense)	—	(42)	(28)	—	(5)	(75)	—	—	(75)

Operating profit/(loss)	1,053	(7)	(141)	95	(40)	960	276	—	1,236

Financial income/(expense)					(394)	(394)	—	—	(394)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	35	—	13	—	—	48	8	—	56

Other profit/(loss) from investments	—	—	—	—	—	—	—	—	—

Result from investments	35	—	13	—	—	48	8	—	56

Profit/(loss) before taxes						614	284	—	898

Income taxes					251	251	98	—	349
Profit/(loss) from Continuing Operations						363	186	—	549

Result from intersegment investments						186	2	(188)	—
Profit/(loss) from Continuing Operations						549	188	(188)	549

	1st Half 2013
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group

Segment revenues	8,483	1,693	5,123	2,080	(1,496)	15,883	965	(268)	16,580
Revenues from transactions with other operating segments	—	—	(84)	(1,412)	1,496	—	(268)	268	—

Revenues from external customers	8,483	1,693	5,039	668	—	15,883	697	—	16,580

Trading profit/(loss)	1,073	(16)	(15)	68	(23)	1,087	279	—	1,366

Unusual income/(expense)	5	—	(34)	(3)	(3)	(35)	(41)	—	(76)

Operating profit/(loss)	1,078	(16)	(49)	65	(26)	1,052	238	—	1,290

Financial income/(expense)					(302)	(302)	—	—	(302)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	46	—	15	—	—	61	7	—	68

Other profit/(loss) from investments	—	—	1	—	—	1	—	—	1

Result from investments	46	—	16	—	—	62	7	—	69

Profit/(loss) before taxes						812	245	—	1,057

Income taxes					310	310	92	—	402

Profit/(loss) from Continuing Operations						502	153	—	655

Result from intersegment investments						153	(2)	(151)	—

Profit/(loss) from Continuing Operations						655	151	(151)	655

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    52

29.	Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

•	Level 3 — unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or not-recurring basis, in the statement of financial position at June 30, 2014 and at December 31, 2013:

		At June 30, 2014				At December 31, 2013
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1	1	—	—	1
Other financial assets	(19)	—	115	—	115	—	261	—	261

Total Assets		1	115	—	116	1	261	—	262

Other financial liabilities	(19)	—	(178)	—	(178)	—	(94)	—	(94)

Total Liabilities		—	(178)	—	(178)	—	(94)	—	(94)

In the first half of 2014 and in 2013 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 of CNH Industrial Consolidated Financial Statements at December 31, 2013.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

The following table provides the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at June 30, 2014 and at December 31, 2013:

		At June 30, 2014
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	11,214	11,214	11,335
Dealer financing	(18)	—	—	10,533	10,533	10,533
Finance leases	(18)	—	—	1,266	1,266	1,267
Other receivables from financing activities	(18)	—	—	105	105	105

Total Receivables from financing activities		—	—	23,118	23,118	23,240

Asset-backed financing	(24)	—	14,316	—	14,316	14,312
Bonds	(24)	4,729	4,960	—	9,689	9,075
Borrowings from banks	(24)	—	6,803	—	6,803	6,937
Payable represented by securities	(24)	—	778	—	778	806
Other debt	(24)	—	225	—	225	225

Total Debt		4,729	27,082	—	31,811	31,355

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    53

		At December 31, 2013
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	11,200	11,200	11,202
Dealer financing	(18)	—	—	9,119	9,119	9,113
Finance leases	(18)	—	—	1,529	1,529	1,535
Other receivables from financing activities	(18)	—	—	136	136	136

Total Receivables from financing activities		—	—	21,984	21,984	21,986

Assets-backed financing	(24)	—	14,747	—	14,747	14,727
Bonds	(24)	3,471	4,497	—	7,968	7,329
Borrowings from banks	(24)	—	6,940	—	6,940	7,101
Payable represented by securities	(24)	—	538	—	538	541
Other debt	(24)	—	248	—	248	248

Total Debt		3,471	26,970	—	30,441	29,946

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair values of Bonds are included in the Level 2, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for CNH Industrial non-performance risk over the remaining term of the financial liability.

30.	Related party transactions

In accordance with IAS 24, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group, CNH Industrial N.V.’s parent company Exor S.p.A. and the companies that Exor S.p.A. controls or has significant influence over (including the companies of the Fiat Group), unconsolidated subsidiaries of CNH Industrial and the associates or joint ventures of CNH Industrial. Finally, the members of the Board of Directors, the statutory auditors (in 2013 for Fiat Industrial S.p.A.) and managers of CNH Industrial with strategic responsibility and members of their families are considered related parties too.

As of June 30, 2014, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets, Exor S.p.A. held 41.4% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2014.

CNH Industrial engages in transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Committee believes to be arm’s-length terms.

Relations between CNH Industrial and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties consist mainly of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    54

Transactions with the Fiat Group

In connection with the Demerger, Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In 2011, various entities of CNH Industrial approved the MSA and the applicable related Opt-In letters. Companies of the Fiat Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the Fiat Group companies. The main effects of such transactions reflected on this Semi-Annual Report are as follows:

($ million)	1st Half 2014	1st Half 2013
Net revenues	514	446
Cost of sales	322	316
Selling, general and administrative costs	135	144

($ million)	At June 30, 2014	At December 31, 2013
Trade receivables	36	36
Trade payables	173	178

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as Iveco Oto Melara Società consortile, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., SAIC Iveco Commercial Vehicle Investment Company Limited and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. The main effects of such transactions reflected on this Semi-Annual Report are as follows:

($ million)	1st Half 2014	1st Half 2013
Net revenues	349	319
Cost of sales	273	256

($ million)	At June 30, 2014	At December 31, 2013
Trade receivables	76	68
Trade payables	159	154

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the first half of 2014 revenues from associates totaled $62 million ($12 million in the first half of 2013) and mainly related to transactions with IVECO-AMT Ltd. At June 30, 2014 receivables arising from the revenues discussed above amounted to $35 million ($15 million at December 31, 2013).

Transactions with other related parties

In the first half of 2014, no such transactions occurred. In the first half of 2013, the cost of sales included $25 million due to purchases of components from the Brembo Group, controlled by Alberto Bombassei who was a member of the Board of Directors of Fiat Industrial S.p.A. until the Merger.

Semi-Annual Condensed Consolidated Financial Statements    at June 30, 2014    55

Compensation to Directors, Statutory Auditors and Key Management

The fees of the Directors and Statutory Auditors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, are as follows:

(in thousands of dollars)	1st Half 2014	1st Half 2013
Directors (a)	8,262	6,010
Statutory auditors (b)	—	225

Total Compensation	8,262	6,235

(a)	This amount includes the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.
(b)	Statutory Auditors refer to Fiat Industrial S.p.A. before the Merger.

The aggregate expense incurred in the first half of 2014 for the compensation of managers with strategic responsibilities of the Group amounts to approximately $14 million ($5 million in the first half of 2013). This amount is inclusive of the notional compensation cost for share-based payments.

Commitments and guarantees with related parties

At June 30, 2014 CNH Industrial had pledged guarantees on commitments of its joint ventures for amount of $285 million, ($272 million at December 31, 2013) mainly related to Iveco - Oto Melara Società consortile.

31.	Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Half 2014		At December 31, 2013	1st Half 2013
	Average	At June 30		Average	At June 30
Euro	0.730	0.732	0.725	0.762	0.765
Pound sterling	0.599	0.587	0.605	0.648	0.655
Swiss franc	0.891	0.890	0.890	0.937	0.934
Polish zloty	3.047	3.043	3.012	3.181	3.316
Brazilian real	2.298	2.197	2.362	2.031	2.209
Argentine peso	7.825	8.130	6.518	1.813	1.927
Turkish lira	2.165	2.121	2.147	5.123	5.375

32.	Other information

During the first half of 2014, CNH Industrial had an average number of employees of 70,958 compared to an average of 69,247 during the first half of 2013.

33.	IFRS to US GAAP reconciliation

This Semi-Annual Report has been prepared in accordance with the IFRS as issued by the IASB and as adopted by the European Union (refer to section “Significant accounting policies”, paragraph “Accounting policies”, for additional information).

Starting from the annual report on Form 20-F at December 31, 2013, CNH Industrial has begun to report financial results under U.S. GAAP for SEC reporting purposes, continuing to report under IFRS for European listing purposes and Dutch law requirements.

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IFRS differ in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

Reconciliation of Profit

($ million)	Note	2nd Quarter 2014	2nd Quarter 2013	1st Half 2014	1st Half 2013
Profit in accordance with IFRS		403	429	549	655

Adjustments to conform with U.S. GAAP:
Development costs, net of amortization	(a)	(82)	(102)	(142)	(165)
Goodwill and other intangible assets	(b)	(2)	(2)	(4)	(4)
Defined benefit plans	(c)	(4)	(4)	(8)	(8)
Restructuring provisions	(d)	5	(11)	23	(10)
Other adjustments	(e)	(8)	(5)	(7)	(12)
Tax impact on adjustments	(f)	32	42	46	68
Deferred tax assets and tax contingencies recognition	(g)	14	1	2	(25)

Total adjustments		(45)	(81)	(90)	(156)

Net income in accordance with U.S. GAAP		358	348	459	499

Reconciliation of Total Equity

($ million)	Note	At June 30, 2014	At December 31, 2013
Total Equity in accordance with IFRS		7,905	7,662

Adjustments to conform with U.S. GAAP:
Development costs, net of amortization	(a)	(2,995)	(2,862)
Goodwill and other intangible assets	(b)	125	130
Defined benefit plans	(c)	55	29
Restructuring provisions	(d)	28	6
Other adjustments	(e)	44	15
Tax impact on adjustments	(f)	805	773
Deferred tax assets and tax contingencies recognition	(g)	(823)	(798)

Total adjustments		(2,761)	(2,707)

Total Equity in accordance with U.S. GAAP		5,144	4,955

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs, net of amortization

Under IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under IFRS, have been reversed under U.S. GAAP. In the second quarter of 2014, under IFRS the Group capitalized $185 million ($178 million in the second quarter of 2013) of development costs and amortized $103 million ($76 million in the second quarter of 2013) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the second quarter of 2014 and 2013). In the first half of 2014, under IFRS the Group capitalized $338 million ($316 million in the first half of 2013) of development costs and amortized $196 million ($151 million in the first half of 2013) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the first half of 2014 and 2013).

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the two sets of financial statements is primarily due to the different times when IFRS and ASC 350 – Intangibles – Goodwill and Other, where adopted. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. CNH

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Industrial transitioned to IFRS on January 1, 2004. Prior to the adoption of IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. In addition, IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the second quarter and in the first half of 2014 and in the corresponding periods of 2013.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between IFRS and U.S. GAAP. Under IFRS, gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, gains and losses are deferred through use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

(d)	Restructuring provisions

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when CNH Industrial has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for CNH Industrial restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

CNH Industrial’s policy for accounting for deferred income taxes under IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2013. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to deferred tax asset valuation allowances which have been established for U.S. GAAP purposes in certain foreign jurisdictions with U.S. GAAP pretax book losses in recent years higher than those recorded for IFRS purposes.

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RESPONSIBILITY STATEMENT

The Board of Directors is responsible for preparing the 2014 Semi-Annual Report inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Semi-Annual Report on Operations, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of CNH Industrial N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Semi-Annual Report on Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 31, 2014

The Board of Directors

Sergio Marchionne

Richard J. Tobin

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacqueline A. Tammenoms Bakker

Jacques Theurillat

Responsibility Statement     59